Filed by Carbon Revolution Public Limited Company
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Twin Ridge Capital Acquisition Corp.

Carbon Revolution Limited Geelong Technology Precinct 75 Pigdons Road Waurn Ponds, 3216 Australia ABN: 96 128 274 653

Carbon Revolution (ASX code: CBR)
PRELIMINARY FY23 FINANCIAL RESULTS (UNAUDITED)

Geelong, Australia, 31 August 2023: Geelong-based advanced manufacturer Carbon Revolution Limited (the “Company” or “Carbon Revolution”) (ASX:CBR), whose lightweight carbon fiber wheels are used on some of the world’s best cars, today released its preliminary (unaudited) financial results for the financial year ended 30 June 2023 (“FY23”).

Commenting on the FY23 results the Company’s CEO and MD, Jake Dingle said: “The year has been one of significant operational achievement for Carbon Revolution. We are experiencing strong growth in demand for our carbon fiber wheels.  With four new programs awarded during the year and combined with changes to existing awarded programs, our projected revenue backlog1 has more than doubled since October 2022 to over US$680 (AU$970) million. This strong demand for our wheels and the nearing completion of the transformational proposed merger provides Carbon Revolution with a clear pathway to profitable long-term growth”.

FY23 Highlights

•	4 programs awarded for the financial year – along with two further awards in FY24 to date – takes all-time total awarded programs to 18 with six global OEMs.
•	Backlog[2] has more than doubled to US$680 (AU$970) million since October 2022, due primarily to new program awards. Almost 50% of backlog is for Electric Vehicles.
•
Jaguar Land Rover revealed the 2024 Range Rover Sport SV, the first vehicle in the SUV segment featuring Carbon Revolution’s carbon fiber wheels. Ford also revealed the Mustang Dark Horse, marking Carbon Revolution’s first core vehicle program with Ford[3],

•	Exited the year with strong production cost improvement following Mega-line commissioning and increased volumes.
•	Merger announced with Twin Ridge Capital Acquisition Corp. (“TRCA”) and a US$60 (AU$85.8) million debt program completed.

1 Backlog as of 29th May 2023. Backlog (remaining lifetime gross program projected revenue) is based on awarded programs and excludes programs that are contracted for engineering. See Projection Methodologies from 6th June 2023 ASX announcement titled “Revised Financial Projections for CY23 and Accompanying Presentation”.
2 As above.
3 As compared to a Ford Special Vehicle Team. Supplying a core vehicle program at Ford is an important step in allowing a wider adoption of the Company’s lightweight wheel technology within the Ford portfolio.

Merger Transaction Update

In November 2022, Carbon Revolution announced a proposed merger, referred to as the “Transaction”, with TRCA. The Transaction, and subsequent access to U.S. capital markets, are anticipated to unlock critical investment capital to fund operations, capital expenditure and strategic growth opportunities, support commercialization and accelerate the path to expected profitability. The Transaction is expected to complete in October or November 2023. At completion of the Transaction, Carbon Revolution will be acquired by Carbon Revolution plc, an Irish company whose shares are expected to be traded on NYSE American, and the Company’s shares shall cease to be quoted on the ASX.

Program Update

The Company is experiencing strong growth in demand for its carbon fiber wheels.   Four programs awarded across FY23, combined with changes to existing awarded programs, have doubled our backlog since October 2022 to over US$680 (AU$970) million4. Approximately 50% of the backlog is associated with Electric Vehicle programs. A further two programs were awarded in August, subsequent to FY23.

One newly awarded program is with a new customer, a premium brand of a major European OEM. This has added to our impressive track record, with a cumulative count of 18 awarded wheel programs (as of 31 August 2023) with six global OEMs, 5 in aftersales, 6 in production and 7 programs in development.

Other program highlights through FY23 included:

•
Ford launched the new Mustang ‘Dark Horse’ with Carbon Revolution’s carbon fiber wheels. This marks Carbon Revolution's first core vehicle program with Ford, demonstrating broader adoption of our lightweight wheel technology.

•
General Motors’ Chevrolet Corvette E-Ray, the second Corvette model will also feature Carbon Revolution wheels as announced early in the second half of the financial year. The E-Ray will be the first Corvette to utilize electric power in addition to its V8 engine, and the first all-wheel drive Corvette.

•
Jaguar Land Rover revealed the 2024 Range Rover Sport SV with Carbon Revolution carbon fiber wheels. This is Carbon Revolution’s debut in the SUV carbon fiber wheel sector, highlighting an important expansion of our advanced lightweight wheel technology into the SUV segment.

New Debt Program

Improved access to international capital markets is being progressed. In addition to progressing the Transaction in May 2023, a new US$60 (AU$42) million debt program (secured by the Company’s assets, including its intellectual property) was completed, providing funding for Mega-line automation and capacity expansion, general corporate and other working capital purposes. It was also used to refinance existing debt and to pay creditors who had assisted the Company with its liquidity initiatives.

4 See footnote 1 above.

2

Operational progress

Installation and commissioning of phase 1 of the Mega-line is progressing well with production wheels now being produced on the Mega-line. Through the final months of FY23 the Company saw production rates rise steadily, with improved reliability and tool loop cycle times and improved labor productivity. This resulted in significantly improved production costs at year end.

Financials (Unaudited)

FY23 revenue of US$26.8 (AU$38.3) million was 5% down on the financial year ended 30 June 2022 (FY22) and below the Company’s original expectations primarily due to timing of the Corvette program. Corvette wheel sales were pushed back by approximately 6 months from early to mid FY23 after General Motors delayed wheel orders due to their broader supply chain challenges on the vehicle. Shipments resumed progressively for this program from January 2023. The average price of wheels sold in FY23 was US$1,993 (AU$2,847), a 6% increase on FY22 due primarily to product mix changes.

Initial revenue from the newly launched Range Rover Sport SV program was included in FY23 following production commencing in the third quarter of FY23. We exited the financial year with strong sales momentum.

In July 2023 the Company passed 70,000 cumulative wheels sold.

We exited the year with strong production cost improvement following Mega-line commissioning and increased volumes. Contribution margin increased by 33% to US$1,75 (AU$2.5) million in FY23 driven by improved Q4 operating performance.

Operating, selling and administrative expenses changed little from FY22 to FY23 as inflationary pressures on these expenses were offset by a focus on cost control.

Finance costs of US$3.85 (AU$5.5) million and capital raising costs of US$17.3 (AU$24.7) million were incurred in FY23 to support the New Debt Program and the Transaction.  These higher finance and capital raising costs substantially contributed to the increased loss after tax of US$55.4 (AU$79.2) million, compared with a loss of US$33.4 (AU$47.8) million in FY22.

While the Company continued to support Mega-line milestones and invested in program development, management of cash expenditure and collections was a priority focus throughout the year given balance sheet constraints, especially before the completion of the New Debt Program in May 2023.

Net cash provided by financing activities significantly increased by US$44.2 (AU$63.2) million, arising primarily from the net proceeds of the New Debt Program.

The Group is managing its liquidity to enable it to complete the Transaction which is expected to occur in October or November 2023. Liquidity initiatives include support from customers and suppliers. While these initiatives are expected to enable the Company to complete the Transaction, there can be no assurance that the Transaction will complete at the expected time or that Company will have sufficient liquidity to complete the Transaction. If the Transaction is not realized or is delayed, the Group will have to seek other options including delaying or reducing operating and capital expenditure, considering the possibility of an alternative transaction or fundraising, and in the event that none of these are available, the Board may be forced to place the Company into liquidation or voluntary administration.

3

The Directors are of the opinion that it is appropriate for the Company to prepare the unaudited financial statement on the basis that the Group is a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or to the amounts and classification of liabilities that might be necessary should the Company not continue as a going concern. Notwithstanding this assessment, there exists a material uncertainty that casts doubt on the Company’s ability to continue as a going concern for at least the next 12 months. Therefore, the Company may be unable to realize its assets and discharge its liabilities in the normal course of business. The independent auditor’s audit report is expected to highlight this matter by noting the existence of a material uncertainty in relation to the Company’s ability to continue as a going concern and referring to the Company’s disclosures in the attached financial statements. Refer to Note 1 of the Company’s financial statements for further detail regarding the basis of preparation of the financial statements.

- ENDS -

Approved for release by the Board of Directors of Carbon Revolution Limited.

For further information, please contact:

Investors
Investors@carbonrev.com

Media
Media@carbonrev.com

ABOUT CARBON REVOLUTION

Carbon Revolution is an Australian technology company, which has successfully innovated, commercialized and industrialized the advanced manufacture of carbon fiber wheels for the global automotive industry. The Company has progressed from single prototypes to designing and manufacturing lightweight wheels for cars and SUVs in the high performance, premium and luxury segments, for the world’s most prestigious automotive brands. Carbon Revolution is creating a significant and sustainable advanced technology business that supplies its lightweight wheel technology to automotive manufacturers around the world.

For more information, visit carbonrev.com

Information about Proposed Business Combination for shareholders of Twin Ridge Capital Acquisition Corp

As previously announced, Carbon Revolution Limited (“CBR”, “Carbon Revolution” or the “Company”) (ASX: CBR) and Twin Ridge Capital Acquisition Corp. (“Twin Ridge” or “TRCA”) (NYSE: TRCA) have entered into a definitive business combination agreement and accompanying scheme implementation deed (“SID”) that is expected to result in the Carbon Revolution business becoming publicly listed in the U.S. via a series of transactions, including a scheme of arrangement. Upon closing of the transactions, the ordinary shares and warrants of the merged company, Carbon Revolution plc. (formerly known as Poppetell Limited), a public company incorporated in Ireland with registered number 607450 (“MergeCo”), that will become the parent company of the Company and Twin Ridge, are expected to trade on the NYSE American in the United States, and Carbon Revolution’s shares shall be delisted from the ASX.

4

Additional Information about the Proposed Business Combination and Where to Find It

This communication relates to the proposed business combination involving CBR, TRCA, MergeCo, and Poppettell Merger Sub, a Cayman Islands exempted company and wholly owned subsidiary of MergeCo (“Merger Sub”). In connection with the proposed business combination, MergeCo has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 (the “Registration Statement”) and several amendments thereto, including a preliminary proxy statement of TRCA and a preliminary prospectus of MergeCo relating to the MergeCo Shares to be issued in connection with the proposed business combination. The Registration Statement, as amended, is subject to SEC review and further revision and is not yet effective. This communication is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus, when available, or any other document that MergeCo or TRCA has filed or will file with the SEC or send to its shareholders in connection with the proposed business combination. This communication does not contain all the information that should be considered concerning the proposed business combination and other matters and is not intended to form the basis for any investment decision or any other decision in respect of such matters.

BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, TRCA’S SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND THE DEFINITIVE PROXY STATEMENT/ PROSPECTUS, WHEN IT BECOMES AVAILABLE, AND ANY AMENDMENTS THERETO AND ANY OTHER DOCUMENTS FILED BY TRCA OR MERGECO WITH THE SEC IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION OR INCORPORATED BY REFERENCE THEREIN IN THEIR ENTIRETY BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED BUSINESS COMBINATION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND THE PARTIES TO THE PROPOSED BUSINESS COMBINATION.

After the Registration Statement, as amended, is declared effective, the definitive proxy statement will be mailed to shareholders of TRCA as of a record date to be established for voting on the proposed business combination. Additionally, TRCA and MergeCo will file other relevant materials with the SEC in connection with the proposed business combination. Copies of the Registration Statement, as amended, the definitive proxy statement/ prospectus and all other relevant materials for the proposed business combination filed or that will be filed with the SEC may be obtained, when available, free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by TRCA or MergeCo may be obtained, when available, free of charge from TRCA at www.twinridgecapitalac.com. TRCA’s shareholders may also obtain copies of the definitive proxy statement/prospectus, when available, without charge, by directing a request to Twin Ridge Capital Acquisition Corp., 999 Vanderbilt Beach Road, Suite 200, Naples, Florida 60654.

No Offer or Solicitation

This communication is for information purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the proposed business combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. The proposed business combination will be implemented solely pursuant to the Business Combination Agreement and Scheme Implementation Deed, in each case, filed as exhibits to the Current Report on Form 8-K filed by TRCA with the SEC on November 30, 2022, which contains the full terms and conditions of the proposed business combination. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

5

Participants in the Solicitation of Proxies

This communication may be deemed solicitation material in respect of the proposed business combination. TRCA, CBR, MergeCo, Merger Sub and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies from TRCA’s shareholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed business combination of TRCA’s directors and officers in the Registration Statement, TRCA’s filings with the SEC, including TRCA’s initial public offering prospectus, which was filed with the SEC on March 5, 2021, TRCA’s subsequent annual reports on Form 10-K and quarterly reports on Form 10-Q. To the extent that holdings of TRCA’s securities by insiders have changed from the amounts reported therein, any such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to TRCA’s shareholders in connection with the business combination will be included in the definitive proxy statement/prospectus relating to the proposed business combination, when it becomes available. You may obtain free copies of these documents, when available, as described in the preceding paragraphs.

Forward-Looking Statements

All statements other than statements of historical facts contained in this communication are forward-looking statements. Forward-looking statements may generally be identified by the use of words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target” or other similar expressions (or the negative versions of such words or expressions) that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the financial position, business strategy and the plans and objectives of management for future operations including as they relate to the proposed business combination and related transactions, pricing and market opportunity, the satisfaction of closing conditions to the proposed business combination and related transactions, the level of redemptions by TRCA’s public shareholders and the timing of the completion of the proposed business combination, including the anticipated closing date of the proposed business combination and the use of the cash proceeds therefrom. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of CBR’s and TRCA’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from such assumptions, and such differences may be material. Many actual events and circumstances are beyond the control of CBR and TRCA.

6

These forward-looking statements are subject to a number of risks and uncertainties, including (i) changes in domestic and foreign business, market, financial, political and legal conditions; (ii) the inability of the parties to successfully or timely consummate the proposed business combination, including the risks that we will not secure sufficient funding to proceed through to completion of the Transaction, any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination, or that the approval of the shareholders of TRCA or CBR is not obtained; (iii) the ability to maintain the listing of MergeCo’s securities on the stock exchange; (iv) the inability to complete any private placement financing, the amount of any private placement financing or the completion of any private placement financing on favorable terms; (v) the risk that the proposed business combination disrupts current plans and operations CBR or TRCA as a result of the announcement and consummation of the proposed business combination and related transactions; (vi) the risk that any of the conditions to closing of the business combination are not satisfied in the anticipated manner or on the anticipated timeline or are waived by any of the parties thereto; (vii) the failure to realize the anticipated benefits of the proposed business combination and related transactions; (viii) risks relating to the uncertainty of the costs related to the proposed business combination; (ix) risks related to the rollout of CBR’s business strategy and the timing of expected business milestones; (x) the effects of competition on CBR’s future business and the ability of the combined company to grow and manage growth, establish and maintain relationships with customers and healthcare professionals and retain its management and key employees; (xi) risks related to domestic and international political and macroeconomic uncertainty, including the Russia-Ukraine conflict; (xii) the outcome of any legal proceedings that may be instituted against TRCA, CBR or any of their respective directors or officers; (xiii) the amount of redemption requests made by TRCA’s public shareholders; (xiv) the ability of TRCA to issue equity, if any, in connection with the proposed business combination or to otherwise obtain financing in the future; (xv) the impact of the global COVID-19 pandemic and governmental responses on any of the foregoing risks; (xvi) risks related to CBR’s industry; (xvii) changes in laws and regulations; and (xviii) those factors discussed in TRCA’s Annual Report on Form 10-K for the year ended December 31, 2022 under the heading “Risk Factors,” and other documents of TRCA or MergeCo to be filed with the SEC, including the proxy statement / prospectus. If any of these risks materialize or TRCA’s or CBR’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither TRCA nor CBR presently know or that TRCA and CBR currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect TRCA’s and CBR’s expectations, plans or forecasts of future events and views as of the date of this communication. TRCA and CBR anticipate that subsequent events and developments will cause TRCA’s and CBR’s assessments to change. However, while TRCA and CBR may elect to update these forward-looking statements at some point in the future, each of TRCA, CBR, MergeCo and Merger Sub specifically disclaim any obligation to do so, unless required by applicable law. These forward-looking statements should not be relied upon as representing TRCA’s and CBR’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

FY23 financial information included in this announcement is unaudited and may differ from the information in final, audited financial statements.

7

Carbon Revolution Limited (ASX:CBR)
Appendix 4E Preliminary Final Report

Appendix 4E - Preliminary Final Report

Entity details

This Preliminary Final Report prepared in accordance with ASX listing rule 4.3A covers Carbon Revolution Limited (Company) ABN 96 128 274 653 and its controlled entities.

1.	Reporting period.

Except where stated otherwise, all figures relate to the current reporting period being the year ended 30 June 2023 and the previous corresponding period being the year ended 30 June 2022.

2.	Results for announcement to the market.

3.	Statement of comprehensive income.

A consolidated statement of comprehensive income is attached.

4.	Statement of financial position.

A consolidated statement of financial position is attached.

5.	Statement of cash flows.

A consolidated statement of cash flows is attached.

6.	Statement of changes in equity.

A consolidated statement of changes in equity is attached.

7.	Dividends.

See above table in Item 2.

Carbon Revolution Limited	Page 1

Carbon Revolution Limited (ASX:CBR)
Appendix 4E Preliminary Final Report

8.	Dividend or distribution reinvestment plans.

No dividend or distribution reinvestment plans were in place.

9.	Net tangible assets per security.

See above table in Item 2.

10.	Details of entities over which control has been gained or lost during the period.

Not applicable.

11.	Details of associates and joint venture entities.

Not applicable.

12.	Any other significant information needed by an investor to make an informed assessment of the entity’s financial performance and financial position.

Refer to attached financial statements.

13.	For foreign entities, which set of accounting standards is used in compiling the report (e.g. International Financial reporting Standards).

Not applicable.

14.	Commentary on the results for the period.

Carbon Revolution has positioned itself as the clear global leader in the production and distribution of lightweight carbon fibre wheels for the automotive industry. Financial Year 2023 (FY23) was a year of very significant operational achievement for Carbon Revolution.

In November 2022, Carbon Revolution announced a proposed merger, referred to as the "Transaction", with Twin Ridge Capital Acquisition Corp. The Transaction, and subsequent access to U.S. capital markets, are anticipated to unlock critical investment capital to fund operations, capital expenditure and strategic growth opportunities, support commercialisation and accelerate the path to expected profitability. The Transaction is expected to complete in October or November 2023. At completion of the Transaction, Carbon Revolution will be acquired by Carbon Revolution plc, an Irish company whose shares are expected to trade on NYSE American and the Company’s shares shall cease to be quoted on the ASX.

The Company is experiencing strong growth in demand for its carbon fibre wheels.   Four programs awarded across FY23, combined with changes to existing awarded programs, have doubled the Company’s projected revenue backlog1 since October 2022 to over $970 million. Approximately 50% of the backlog is associated with Electric Vehicle programs.

One newly awarded program is with a new customer, a premium brand of a major European OEM. This has added to our impressive track record, with a cumulative count of 18 awarded wheel programs with six global OEMs, 5 in aftersales, 6 in production and 7 programs in development.

1 Backlog as of 29th May 2023. Backlog (remaining lifetime gross program projected revenue) is based on awarded programs and excludes programs that are contracted for engineering. See Projection Methodologies from 6th June 2023 ASX announcement titled “Revised Financial Projections for CY23 and Accompanying Presentation”.

Carbon Revolution Limited	Page 2

Carbon Revolution Limited (ASX:CBR)
Appendix 4E Preliminary Final Report

Other program highlights through FY23 included:

•
Ford launched the new Mustang ‘Dark Horse’ with Carbon Revolution’s carbon fibre wheels. This marks Carbon Revolution's first core vehicle program with Ford, demonstrating broader adoption of our lightweight wheel technology.

•
General Motors’ Chevrolet Corvette E-Ray, the second Corvette model will also feature Carbon Revolution wheels as announced early in the second half of the financial year. The E-Ray will be the first Corvette to utilise electric power in addition to its V8 engine, and the first all-wheel drive Corvette.

•
Jaguar Land Rover revealed the 2024 Range Rover Sport SV with Carbon Revolution carbon fibre wheels. This is Carbon Revolution’s debut in the SUV carbon fibre wheel sector, highlighting an important expansion of our advanced lightweight wheel technology into the SUV segment.

Improved access to international capital markets is being progressed. In addition to progressing the Transaction, in May 2023 a new US$60 million debt program (New Debt Program) was secured providing funding for Mega-line automation and capacity expansion, general corporate and other working capital purposes. It was also used to refinance existing debt providers and to pay creditors who had assisted the Company with its liquidity initiatives.

Installation and commissioning of Phase 1 of the Mega-line is progressing well with production wheels now being produced on the Mega-line. Through the final months of FY23 the Company saw production rates rise steadily, with improved reliability and tool loop cycle times.

FY23 revenue of $38.3m was 5% down on the financial year ended 30 June 2022 (FY22) and below the Company’s original expectations primarily due to timing of the Corvette program. Corvette wheel sales were pushed back by approximately 6 months from early to mid FY23 after General Motors delayed wheel orders due to their broader supply chain challenges on the vehicle. Shipments resumed progressively for this program from January 2023. The average price of wheels sold in FY23 was $2,847, a 6% increase on FY22 due to product mix changes.

Initial revenue from the newly launched Range Rover Sport SV program was included in FY23 following production commencing in the third quarter of FY23. We exited the financial year with strong sales momentum.

The Company subsequently passed 70,000 cumulative wheels sold in July 2023.

We exited the year with strong production cost improvement following Mega-line commissioning and increased volumes. Contribution margin increased by 33% to $2.5m in FY23 driven by improved Q4 operating performance.

Operating, selling and administrative expenses changed little from FY22 to FY23 as inflationary pressures on these expenses were offset by a focus on cost control.

Finance costs of $5.5 million and capital raising costs of $24.7 million were incurred in FY23 to support the New Debt Program and the Transaction.  These higher finance and capital raising costs substantially contributed to the increased loss after tax of $79.2 million, compared with a loss of $47.8 million in FY22.

Net cash used in operating activities increased to $52.5m from $46.0m with increases in receipts from customers of $12.1m and government grants of $11.7m respectively which included a level of early payments arising from liquidity initiatives. These were offset by increases in borrowing costs of $20.7m related to initial cost of the new debt program and $9.0m of transaction costs. Net cash used in investing activities decreased by 16.9% to $18.0m. While the Company continued to support Mega-line milestones and invested in program development, management of cash expenditure and collections was a priority focus throughout the year given balance sheet constraints, especially before the completion of the New Debt Program in May 2023.

Carbon Revolution Limited	Page 3

Carbon Revolution Limited (ASX:CBR)
Appendix 4E Preliminary Final Report

Net cash provided by financing activities significantly increased by $63.2m, arising primarily from the net proceeds of the New Debt Program.

The Group is managing its liquidity to enable it to complete the Transaction which is expected to occur in October or November 2023. Liquidity initiatives include support from customers and suppliers. While these initiatives are expected to enable the Company to complete the Transaction, there can be no assurance that the Transaction will complete at the expected time or that Company will have sufficient liquidity to complete the Transaction. If the Transaction is not realised or is delayed, the Group will have to seek other options including delaying or reducing operating and capital expenditure, considering the possibility of an alternative transaction or fundraising, and in the event that none of these are available, the Board may be forced to place the Company into liquidation or voluntary administration.

The Directors are of the opinion that it is appropriate for the Company to prepare the unaudited financial statement on the basis that the Group is a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or to the amounts and classification of liabilities that might be necessary should the Company not continue as a going concern. Notwithstanding this assessment, there exists a material uncertainty that casts doubt on the Company’s ability to continue as a going concern for at least the next 12 months. Therefore, the Company may be unable to realise its assets and discharge its liabilities in the normal course of business.

Refer to Note 1 to the financial statements for further detail regarding the basis of preparation of the financial statements.

15.	Audit Status.

This preliminary report is based on financial statements which are in the process of being audited by Deloitte Touche Tohmatsu and are expected to be made available during September 2023.

16.	Description of likely emphasis of matter.

The audit report is anticipated to include an emphasis of matter referring to the reasons why the Company has concluded it is appropriate to prepare the financial statements on a going concern basis which are described in note 1.3 to the attached financial statements.

Carbon Revolution Limited	Page 4

CARBON REVOLUTION LIMITED ABN 96 128 274 653
FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2023 Preliminary and Unaudited

TABLE OF CONTENTS

Financial Report

Carbon Revolution Limited Page 2

Consolidated statement of profit or loss and other comprehensive income For the Year Ended 30 June 2023

	Note	2023 $’000	2022 $’000

Sale of wheels		37,477	38,276
Engineering services		530	464
Sale of tooling		253	1,596
Revenue	2.1	38,260	40,336
Cost of goods sold	3.2.1	(55,094)	(57,445)
Gross loss		(16,834)	(17,109)

Other income	2.2	3,096	4,320
Operational expenses		(2,997)	(2,013)
Research and development expenses	2.4	(16,180)	(16,933)
Administrative expenses		(14,566)	(13,146)
Marketing expenses		(1,494)	(1,550)
Capital raising transaction costs	4.7	(24,746)	-
Finance costs	2.4	(5,502)	(1,390)
Loss before income tax expense		(79,223)	(47,821)
Income tax expense	5	-	-
Loss for the year after income tax		(79,223)	(47,821)

Other comprehensive loss
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation differences – foreign operations		(62)	(147)
Other comprehensive loss		(62)	(147)

Total comprehensive loss for the year, net of tax		(79,285)	(47,968)

Earnings per share
Basic	2.5	$(0.38)	$(0.23)
Diluted	2.5	$(0.38)	$(0.23)

The accompanying notes form an integral part of these financial statement.

Carbon Revolution Limited Page 3

Consolidated statement of financial position As at 30 June 2023

	Note	30 June 2023 $’000	30 June 2022 $’000
Current assets
Cash and cash equivalents	4.1	19,582	22,693
Restricted trust fund	4.1	14,677	-
Receivables	3.1	6,430	14,483
Contract assets	2.1	8,239	5,909
Inventories	3.2	22,173	20,164
Other current assets		378	1,587
Total current assets		71,479	64,836
Non-current assets
Property, plant and equipment	3.3	62,638	57,616
Right-of-use assets	3.4	7,446	7,564
Intangible assets	3.5	16,774	14,364
Total non-current assets		86,858	79,544
Total assets		158,337	144,380

Current liabilities
Payables	3.6	15,474	9,502
Borrowings	4.2	13,829	18,686
Lease liability	3.4	645	579
Contract liability	2.1	748	458
Deferred income	3.7	1,919	1,028
Provisions	3.8	12,957	4,161
Total current liabilities		45,572	34,414
Non-current liabilities
Borrowings	4.2	70,833	4,333
Lease liability	3.4	7,368	7,461
Contract liability	2.1	1,755	323
Deferred income	3.7	15,235	5,211
Provisions	3.8	1,843	713
Total non-current liabilities		97,034	18,041
Total liabilities		142,606	52,455
Net assets		15,731	91,925

Equity
Contributed equity	4.4	386,432	383,822
Reserves	4.6	7,166	6,747
Accumulated losses		(377,867)	(298,644)
Total equity		15,731	91,925

The accompanying notes form an integral part of these financial statements.

Carbon Revolution Limited Page 4

Consolidated statement of changes in equity As at 30 June 2023

	Note	Contributed equity	Share buyback reserve	Share based payment reserve	Accumulated losses	Foreign currency translation reserve	Total equity
		$’000	$’000	$’000	$’000	$’000	$’000
Balance as at 30 June 2021		381,890	(311)	5,979	(250,823)	(9)	136,726
Net loss after tax for the full year		-	-	-	(47,821)	-	(47,821)
Other comprehensive loss for the full year		-	-	-	-	(147)	(147)
Total comprehensive loss for the full year		-	-	-	(47,821)	(147)	(47,968)
Transactions with owners in their capacity as owners
Share-based payments	4.4	1,932	-	1,235	-	-	3,167
Total transactions with owners in their capacity as owners		1,932	-	1,235	-	-	3,167
Balance as at 30 June 2022		383,822	(311)	7,214	(298,644)	(156)	91,925

Balance as at 30 June 2022		383,822	(311)	7,214	(298,644)	(156)	91,925

Net loss after tax for the full year		-	-	-	(79,223)	-	(79,223)
Other comprehensive loss for the full year		-	-	-	-	(62)	(62)
Total comprehensive loss for the full year		-	-	-	(79,223)	(62)	(79,285)
Transactions with owners in their capacity as owners
Share-based payments	4.4	2,610	-	481	-	-	3,091
Total transactions with owners in their capacity as owners		2,610	-	481	-	-	3,091
Balance as at 30 June 2023		386,432	(311)	7,695	(377,867)	(218)	15,731

The accompanying notes form an integral part of these financial statements.

Carbon Revolution Limited Page 5

Consolidated statement of cash flows As at 30 June 2023

	Note	2023 $’000	2022 $’000
Cash flow from operating activities
Receipts from customers		45,742	33,643
Receipt of grants and research and development incentives	3.7	15,446	3,767
Payments to suppliers and employees		(80,215)	(81,005)
Interest received		61	94
Capital raising transaction costs	4.7	(9,030)	-
Borrowing costs	4.2	(20,676)	-
Finance costs		(3,810)	(2,475)
Net cash used in operating activities	4.1.2	(52,482)	(45,976)

Cash flow from investing activities
Payments for property, plant and equipment	3.3	(13,082)	(15,634)
Payments for intangible assets	3.5	(4,874)	(6,007)
Sale proceeds from sale of property, plant and equipment	3.3	3	-
Net cash used in investing activities		(17,953)	(21,641)

Cash flow from financing activities
Proceeds from third party borrowings	4.2	124,963	33,657
Repayment of third-party borrowings	4.2	(43,212)	(29,370)
Reclass to restricted trust fund	4.2	(14,677)	-
Capital raising transaction costs		-	(422)
Repayment of lease liability		(604)	(596)
Net cash provided by financing activities		66,470	3,269

Net decrease in cash held		(3,965)	(64,348)
Cash at beginning of financial year		22,693	87,257
Effects of exchange rate changes on cash and cash equivalents		854	(216)
Cash at end of financial year		19,582	22,693

The accompanying notes form an integral part of these financial statements.

Carbon Revolution Limited Page 6

Notes to the financial statements As at 30 June 2023

Contents

1	BASIS OF PREPARATION		8
	1.1	Corporate information	8
	1.2	Basis of preparation	8
	1.3	Going concern	8
	1.4	Basis of consolidation	11
	1.5	Significant accounting judgements, estimates and assumptions	12
	1.6	Goods and Services Tax (“GST”)	12

2	OPERATING PERFORMANCE		13
	2.1	Revenue from contracts with customers	13
	2.2	Other income	14
	2.3	Segments	15
	2.4	Expenses	16
	2.5	Earnings per share	17

3	OPERATING ASSETS AND LIABILITIES		19
	3.1	Receivables	19
	3.2	Inventories	20
	3.3	Property, plant and equipment	21
	3.4	Leases	22
	3.5	Intangible assets	23
	3.6	Payables	24
	3.7	Deferred income	25
	3.8	Provisions	26

4	CAPITAL STRUCTURE AND FINANCING		28
	4.1	Cash and cash equivalents, restricted cash	28
	4.2	Borrowings and other financial liabilities	29
	4.3	Financial risk management	31
	4.4	Contributed equity	34
	4.5	Share-based payment plan arrangements	35
	4.6	Reserves	37
	4.7	Transaction costs	38

5	TAXES		39
	5.1	Income tax expense	39
	5.2	Deferred taxes	39
	5.3	Recognised deferred tax assets and liabilities in statement of financial position	40
	5.4	Carry forward unrecognised tax losses and R&D tax credits	40

6	OTHER NOTES		41
	6.3	Information about subsidiaries	41
	6.4	Deed of cross guarantee	41
	6.5	Directors and Key management personnel	43
	6.6	Transactions with related parties	43
	6.7	Parent entity disclosures	43
	6.8	Auditor’s remuneration	44
	6.9	Unrecognised items	44
	6.10	Changes in accounting policies	44
	6.11	Adoption of new and revised Australian Accounting Standards	44
	6.12	Subsequent events	45

Carbon Revolution Limited Page 7

Notes to the financial statements As at 30 June 2023
1	Basis of preparation

1.1	Corporate information

This note sets out the accounting policies adopted by Carbon Revolution Limited (the “Company” or “parent”) and its consolidated entities, collectively known as the “consolidated entity” or the “Group” in the preparation and presentation of the financial statements. Where an accounting policy is specific to one note, the policy is described within the note to which it relates.

The financial statements were authorised for issue by the directors as of 31 August 2023.

Carbon Revolution Limited is a listed public company limited by shares, incorporated and domiciled in Australia.  Its principal activity is the manufacture and sale of carbon fibre wheels, as well as research and development projects relating to carbon fibre wheel technology.

The address of the Company’s registered office and its principal place of business is:

Building NR
75 Pigdons Road
Waurn Ponds VIC 3216, Australia

On November 29, 2022, the Company, Twin Ridge Capital Acquisition Corp. ("Twin Ridge"), Carbon Revolution Public Limited Company (formerly known as Poppetell Limited), a public limited company incorporated in Ireland ("MergeCo") and Poppetell Merger Sub, a Cayman Islands exempted company and wholly-owned subsidiary of MergeCo ("Merger Sub"), entered into a Business Combination Agreement, and the Company, Twin Ridge and MergeCo entered into a Scheme Implementation Deed. Consummation of the Business Combination (the ‘‘Transaction’’), which is expected to result in MergeCo becoming publicly listed in the U.S., is subject to approval by the Company’s shareholders, Twin Ridge’s shareholders and applicable regulatory institutions.

Under the Scheme Implementation Deed, the Group has agreed to propose a scheme of arrangement under Part 5.1 of the Corporations Act (‘‘Scheme’’) and capital reduction under Part 2J.1 of the Corporations Act (‘‘Capital Reduction’’) which, if implemented, will result in all shares of Carbon Revolution being cancelled in return for the issuance of MergeCo Ordinary Shares, with MergeCo then being issued one share in Carbon Revolution (resulting in the Group becoming a wholly-owned subsidiary of MergeCo), subject to Carbon Revolution shareholder approval, Australian court approval and the satisfaction of various conditions.

1.2	Basis of preparation

The Group financial statements are general purpose financial statements which:

•	Have been prepared in accordance with the Corporations Act 2001, Australian Accounting Standards, and other authoritative pronouncements of the Australian Accounting Standards Board (“AASB”);
•
Have adopted all accounting policies in accordance with Australian accounting standards, and where a standard permits a choice in accounting policy, the policy adopted by the Group has been disclosed in these financial statements;

•	Do not early adopt any accounting standards or interpretations that have been issued or amended but are not yet effective;
•	Comply with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”);
•	Have been prepared for a for profit entity under the historical cost convention;
•	Are presented in Australian dollars, which is the Group’s functional and presentation currency;
•	Have been rounded to the nearest thousand dollars, unless otherwise stated, in accordance with ASIC Corporations (Rounding in Financial/Director’s Reports) Instrument 2016/191;
•	The Group has elected to present the statement of profit or loss and other comprehensive income using the function of expense method.

In accordance with the announcements to the Australian Securities Exchange on 31 January 2023 and 27 February 2023 the Company re-issued its financial report for the year ended 30 June 2022 on 27 February 2023. The comparative financial information contained within this financial report is that contained within/from the reissued financial report dated 27 February 2023.

1.3	Going concern

The financial statements of the Group have been prepared on the going concern basis including the financial statements of the parent entity which contemplates the continuity of normal business activities and the realisation of assets and the discharge of liabilities in the normal course of business.

Carbon Revolution is an advanced technology manufacturing business which is in the process of industrialising and scaling up its production processes.  At this pre-profitability stage of Carbon Revolution’s business lifecycle, it is essential that it has sufficient funding to meet its working capital requirements, as well as to fund the Group’s ongoing research and development of its products, material and process technologies, and investment in the expansion of its production facility (Mega-Line) required to achieve profitability and positive cash generation.

Carbon Revolution Limited Page 8

Notes to the financial statements As at 30 June 2023
For the year ended 30 June 2023, the Group incurred an operating loss after tax of $79.2 million (2022: $47.8 million) and had negative cash flows from operating activities of $52.3 million (2022: $46.0 million), with a net current asset position of $25.9 million (2022: $30.4 million) and a cash and cash equivalent balance of $19.6 million as of 30 June 2023 (2022: $22.7 million).

Carbon Revolution has prepared a detailed cash flow projection for the 12-month period from September 1, 2023 (the “Cash Flow Projection”) in connection with its assessment of its current and estimated liquidity, including its financing needs and ability to continue as a going concern.. The information and assumptions available to Carbon Revolution in connection with the preparation of the Cash Flow Projections was as of a later date than the Financial Projections contained in Shareholder Proposal 1 - The Business Combination and, accordingly, such information and assumptions, as well as the amounts presented, may differ materially.

In the 12-month cash flow projection, Carbon Revolution projects:

•
transaction costs related to the Business Combination of approximately A$35.7 million (of which A$4.4 million is expected to be payable prior to closing of the Business Combination, A$23.4 million on completion and A$7.9 million after completion); and

•
net cash outflows in the 12-month period unrelated to the Business Combination of approximately A$78.4 million, being cash inflows from customers (and grants), less operating costs, research and development costs, working capital needs and capital expenditure.

The Group’s Cash Flow Projection includes the injection of US$70 million coming from a combination of any remaining funds in the Trust Account following redemptions and the raise of additional capital through the 12 month forecast period, with US$55 million required through the period from closing of the Business Combination to December 31, 2023, to pay transaction costs, to maintain sufficient cash on hand to comply with the liquidity covenants under the New Debt Program, to cover the above net cash outflows and to allow the Group to continue as a going concern.

The Cash Flow Projection assumes that the closing of the Business Combination will occur in October 2023 and that the Group will be funded to the closing of the Business Combination and comply with the liquidity covenant under the New Debt Program, including with the support from customers in the form of earlier payments for shipped wheels than under normal business terms, or other customer liquidity support, and careful management of capital expenditures.

In relation to the expected A$23.4 million transaction costs otherwise payable on completion of the Business Combination, the Cash Flow Projection assumes that if MergeCo is unable to raise sufficient additional equity funding prior to or at the closing of the Business Combination these costs will be deferred by agreement between Carbon Revolution and Twin Ridge and various transaction advisers for the amount and time period necessary to ensure sufficient liquidity is available and no covenants under the New Debt Program are breached (“Transaction Cost Deferrals”). The Group must work with the relevant advisors to obtain these deferrals. While no agreements have been reached, the majority (approximately 90% in amount) of the relevant advisors have indicated in writing that they are willing to work with Carbon Revolution and Twin Ridge to agree terms on which payments can be deferred if sufficient funding is not obtained before such payments become due.

The latest Cash Flow Projection assumes that US$70 million will be sourced from any remaining funds in the Trust Account following redemptions and the raise of additional capital following completion of the Business Combination. As of the date of issuance of this proxy statement/prospectus:

•
Craig-Hallum has been engaged by Twin Ridge to act as placement agent and capital markets advisor to support the Group in raising new capital. Craig-Hallum has in particular been engaged to identify and contact potential investors, formulate a strategy, coordinate due diligence and assist in preparing any offering documents;

•
Separately, Carbon Revolution is seeking to obtain a Structured Rquity Facility (“SEF”), which would involve the issue of SEF Preference Shares and SEF Warrants by MergeCo in exchange for up to US$100 million which is likely to be conditional and available in tranches; and

•
In addition, the Committed Equity Financing is in place under which Yorkville Advisors has agreed to purchase up to US$60 million in MergeCo Ordinary shares, subject to the terms of the Equity Purchase Agreement, including the CEF Ownership Restriction. Given this ownership restriction in particular, MergeCo is planning to use the CEF in combination with other funding sources.

Carbon Revolution Limited Page 9

Notes to the financial statements As at 30 June 2023
Notwithstanding the fact that management is seeking to undertake a Qualified Capital Raise of US$60 million by December 31, 2023, the Cash Flow Projection assumes that the PIUS Additional Monthly Fee will be payable from January 2024.

The Cash Flow Projection projects that subject to the risks set out below and the successful raising of up to an additional US$70 million of capital, which is also subject to the risks including those set out below, the Group will have sufficient funds to meet its commitments and continue to comply with the financial covenants under the New Debt Program over the twelve months commencing September 1, 2023. The board of directors of Carbon Revolution considers it has reasonable grounds to believe that Carbon Revolution will be successful in obtaining sufficient liquidity through the above funding initiatives. For these reasons, the Carbon Revolution board of directors believe that the Group is a going concern.

There are risks associated with the Cash Flow Projection including but not limited to:

•
the Group may not receive the customer support it may require, or management of capital expenditure may not be possible without impacting supply obligations to customers and its ability to meet the financial projections;

•	the Business Combination may not be completed, or may be materially delayed;

•	there may be no cash remaining in the Trust Account upon completion of the Business Combination if redemptions of Twin Ridge Class A Ordinary Shares are 100%;

•
there may be a delay in the availability of the Committed Equity Financing (the Committed Equity Financing will not be available until after the closing of the Business Combination and the filing by MergeCo with the SEC of a registration statement for the resale of the MergeCo Ordinary Shares, and such registration statement being declared effective by the SEC);

•
as the terms of the Committed Equity Financing will not require the Yorkville Advisors to purchase additional shares under the Committed Equity Financing beyond the CEF Ownership Restriction, the Group may have access to materially less than the US$60 million (A$90.3 million) Committed Equity Financing capital;

•
the Group may not be able to raise further equity funds from sources other than the Committed Equity Financing, in the amounts and within the timeframes necessary for the Group to remain solvent and to comply with its liquidity covenants, on satisfactory terms, or at all;

•	the relevant advisers may not agree to the Transaction Cost Deferrals; and

•
the 12 Month Cash Flow Projection is subject to achievement of the financial projections of Carbon Revolution for CY23 and CY24 (as relevant) detailed in the accompanying assumptions and risks applicable to these financial projections.

Should there be a material delay in the timing of the closing of the Business Combination or should the closing of the Business Combination not occur at all (including if Carbon Revolution ceases to be funded before the closing of the Business Combination or breaches its liquidity covenant and the servicer exercises its rights under the New Debt Program), this would have adverse implications for the Group, Carbon Revolution shareholders and its creditors. As the Group is not yet profitable and does not yet derive positive net operating cash flows (and does not expect to be profitable or be able to derive positive net operating cash flows through the 12-month forecast period of the Cash Flow Projection), if the closing of the Business Combination is materially delayed beyond October 2023 or it is not completed, in order to remain viable, the Group will need to seek other funding and liquidity options which may not be available

Further, in the context of the New Debt Program, if the Business Combination is delayed and if the Group does not raise additional funds through other sources, the Group is likely to breach the liquidity covenants in the New Debt Program documentation and therefore be reliant on the Servicer waiving such default in order to avoid the consequences of a default. Furthermore, subject to the length of the delay, Carbon Revolution could fail to cure, within the provided 60-day time period, the breach of the covenant in the New Debt Program documents to complete the Business Combination by August 31, 2023.

Should the Business Combination be completed but sufficient liquidity not be secured through the above funding initiatives, or should there be a delay in the timing of securing funds through these funding initiatives, this would have adverse implications for the Group, MergeCo shareholders and its creditors. In these scenarios, the Group will need to seek other options, including seeking further liquidity support from customers and suppliers, delaying or reducing operating and capital expenditure, seeking waivers in respect of potential covenant breaches, the possibility of an alternative transaction or fundraising, and in the event that any of these are not available, liquidation or examinership (the Irish equivalent of voluntary administration).

Based on the factors above, a material uncertainty exists which may cast significant doubt as to whether Carbon Revolution will continue as a going concern and therefore whether it will realise its assets and discharge its liabilities in the normal course of business and at the amounts stated in the financial statements. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or to the amounts and classification of liabilities that might be necessary should the Group not continue as a going concern.

Carbon Revolution Limited Page 10

Notes to the financial statements As at 30 June 2023
1.4	Basis of consolidation

The consolidated financial statements are presented in Australian dollars which is also the functional currency of the parent entity and its Australian subsidiaries.

Controlled entities

The consolidated financial statements comprise the financial statements of the parent and of its subsidiaries as at reporting date. The Group controls an entity when it is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

The financial statements of subsidiaries are prepared for the same reporting period as the parent entity, using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies which may exist.  Subsidiaries are consolidated from the date on which control is established and are de-recognised from the date that control ceases.

All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

Any changes in the Group’s ownership interests in subsidiaries that do not result in the Group losing control over the subsidiaries are accounted for as equity transactions.

Foreign currency translation

The Group has one overseas subsidiary in the United States of America (“US”) and one in the United Kingdom (”UK”). The UK subsidiary was dormant during the financial year.

The results and financial position of all of the Group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities are translated at the closing rate at the reporting date;
•
income and expenses are translated at average exchange rates throughout the course of the year (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rates on the dates of the transactions); and

•	all resulting exchange differences are recognised in other comprehensive income and accumulated in the foreign currency translation reserve, a separate component of equity.

Carbon Revolution Limited Page 11

Notes to the financial statements As at 30 June 2023
1.5	Significant accounting judgements, estimates and assumptions

In preparing these consolidated financial statements, management has made judgements, estimates and assumptions that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, income and expenses.  Actual results may differ from these estimates.  Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognised prospectively. The significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty are outlined in detail within the specific note to which they relate.

Information about critical judgements in applying accounting policies that have the most significant effect on the amounts recognised in the consolidation financial statements are included in the following notes.

Note 3.2 Inventories	Note 3.5 Intangible assets

Note 3.3 Property, plant and equipment	Note 5.5 Income tax

Note 3.7 Deferred income	Note 4.7 Transaction costs

Note 4.2 Borrowings and other financial liabilities

1.6	Goods and Services Tax (“GST”)

Goods and Services Tax (“GST”) is recognised in these financial statements as follows:

1.	Revenues, expenses and assets are recognised net of the amount of associated GST, unless the GST incurred is not recoverable from the taxation authority;
2.	Receivables and payables are stated inclusive of the amount of GST receivable or payable;
3.	The net amount of GST recoverable from, or payable to, the taxation authority is included with other receivables or payables in the consolidated balance sheet;
4.	Cash flows are presented on a gross basis. The GST components of cash flows arising from investing and financing activities are presented as operating cash flows; and
5.	Commitments are disclosed net of GST.

Carbon Revolution Limited Page 12

Notes to the financial statements As at 30 June 2023
2	Operating performance

Revenue is recognised either at a point in time or over time, when (or as) the Group satisfies performance obligations by transferring the promised goods or services to its customers, regardless of when the payment is received.  Revenue is measured at the fair value of consideration received or receivable, taking into account contractually defined terms of payment and excluding taxes or duty.  The Group has concluded that it is the principal in all of its revenue arrangements since it is the primary obligor in all the revenue arrangements, has pricing discretion, and is also exposed to inventory and credit risks.

2.1	Revenue from contracts with customers

In addition to the comments in Note 2.2.1 the disclosure requirements arising from AASB 15, Revenue from Contracts with Customers, are grouped together in this note.

Disaggregation of revenue

	2023 $’000	2022 $’000
External revenue by product line
Sale of wheels	37,477	38,276
Engineering services	530	464
Sale of tooling	253	1,596
Total revenue	38,260	40,336

	2023 $’000	2022 $’000
External revenue by timing of revenue
Goods transferred at a point in time	19,307	15,730
Goods transferred over time	18,170	22,546
Services transferred at a point in time	253	1,277
Services transferred over time	530	783
Total revenue	38,260	40,336

	2023 $’000	2022 $’000
Contract asset
Opening balance	5,909	-
Additions	24,821	5,909
Advance payments	(13,064)	-
Transfer to trade receivables	(9,427)	-
Total contract asset	8,239	5,909

	2023 $’000	2022 $’000
Contract liability
Opening balance	781	-
Additions	2,505	781
Revenue recognised	(783)	-
Total contract liability	2,503	781

Contract liability – current	748	458
Contract liability – non current	1,755	323
Total contract liability	2,503	781

Carbon Revolution Limited Page 13

Notes to the financial statements As at 30 June 2023
2.2	Other income

	2023 $’000	2022 $’000

Government grants	2,777	3,506
Interest income	61	94
Foreign exchange gain	-	448
Other income	258	272
Total other income	3,096	4,320

2.2.1	Information about revenue and other income

In accordance with AASB 15, Revenue from Contracts with Customers, Carbon Revolution recognises as revenue from contracts with customers the amount that is received as consideration for the transfer of goods or services to customers. The relevant point in time or period of time is the transfer of control of the goods or services to the customer (control approach).

To determine when to recognise revenue and at what amount, the five-step model is applied. By applying the five-step model to contracts with customers, distinct performance obligations are identified. The transaction price is determined – and allocated to the performance obligations – according to the requirements of AASB 15. The allocation of the transaction price in the case of more than one performance obligation at hand would be performed by using observable prices if possible. Otherwise, the allocation would be performed using the adjusted market assessment approach or the approach of cost plus a margin. For every performance obligation that, in accordance with AASB 15, is distinct within the context of the contract, the revenue recognition is determined to be at a point in time or to be satisfied over time.

Sale of wheels and tooling

Revenue from the sale of Carbon Revolution wheels and tooling is based on the contracted sales price. Discounts on the invoice amounts can be granted to the customer in return for significant advance payments. All sales relate to customer-specific products and revenue is recognised over time when there is an enforceable right to payment and no alternative use. Otherwise, revenue is recognised at a point in time when the customer obtains control of the distinct good or service. Payment terms for both revenue recognised over time and at a point in time depend on the individual customer and are on average between 60 and 120 days.

Sales are recognised when control is transferred. Control is transferred over time and revenue is recognised over time by reference to the progress towards complete satisfaction of the relevant performance obligation if one of the following criteria is met:

•	the customer simultaneously receives and consumes the benefits provided by the Group’s performance as the Group performs;
•	the Group’s performance creates or enhances an asset that the customer controls as the Group performs; or
•	the Group’s performance does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date.

The output-based measurement method is used for revenue recognised over time based on products ready to be picked up by the customer or shipped to the customer or where applicable a practical expedient is used based on the date of invoice.

Under the Group’s standard contract terms, end customers have a right to claim for faulty wheels within a specified warranty period. While a warranty provision is recorded at the time of the product sale based on an assessment of possible future claims, historically, Carbon Revolution has not experienced material warranty claims.

Rendering of services

Revenue from a contract to provide engineering, design and testing services is recognised over time based on the stage of completion of the contract. The Directors have assessed that the stage of completion determined as the proportion of the milestones achieved under the customer contract is an appropriate measure of progress towards complete satisfaction of these performance obligations under AASB 15.

In certain circumstances where a contract to provide engineering, design and testing services is only fulfilled with the delivery of certain prototypes, the revenue is recognised at a point in time. The recognition occurs when Carbon Revolution transfers the prototype wheels to the buyer and with it the significant risks and rewards of ownership, in accordance with the relevant customer contracted commercial terms.

Carbon Revolution Limited Page 14

Notes to the financial statements As at 30 June 2023
Contract assets and contract liabilities

Contract assets arise from customer-specific goods and services where performance obligations are delivered in advance of invoicing for revenue recognised over time. Contract assets are reduced when the customer is invoiced.

Contract liabilities include advance payments by customers for deliveries of goods and for services to be performed. In the case of these advance payments by customers for deliveries of goods and for services to be performed, for which contract liabilities are recognised, the customer has already paid the consideration – or part of the consideration – but the Group has not yet satisfied its performance obligation, or has done so only to a limited extent. The provision of the corresponding services to the customers by the Group in these cases reduces the level of the associated contract liabilities.

Interest income

Interest income is recognised on a time proportionate basis that takes into account the effective yield on the financial asset.

Government grants

Government grants income includes government grants and amounts received or receivable by the Group.  Grants are recognised where there is reasonable assurance that the grant will be received and all attached conditions have been complied with.  When the grant relates to an expense item, it is recognised as income on a systematic basis over the periods that the related costs, for which it is intended to compensate, are expensed. Government grants that are receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Group with no future related costs are recognised in profit or loss in the period in which they become receivable.  When the grant relates to an asset, it is recognised as income in equal amounts over the expected useful life of the related asset.

2.3	Segments

The Group operates in one business segment, being the manufacture and sale of carbon fibre wheels. This single segment is based on the internal reports that are reviewed and used by the Chief Executive Officer, who is also the Chief Operating Decision Maker (“CODM”), in assessing performance and determining allocation of resources.  The accounting policies adopted for internal reporting to the CODM are consistent with those adopted in the financial statements. While revenue is almost entirely international, all non- current assets are domestic.

Included in revenues, are revenues of approximately $35.8 million (2022: $39.3 million) which arose from sales to the Group’s three major international customers, representing more than 94% of the Group’s revenue. No other single customers contributed 10 per cent or more to the Group’s revenue in either 2022 or 2023.

Revenue and non-current assets by geography comprise:

	2023 $’000	2022 $’000
Revenue
International	38,260	40,336
Domestic	-	-
	38,260	40,336

Non-current assets
International	-	-
Domestic	86,858	79,544
	86,858	79,544

Carbon Revolution Limited Page 15

Notes to the financial statements As at 30 June 2023
2.4	Expenses

Finance costs	2023 $’000	2022 $’000
Interest on third party loans	2,676	552
Interest on lease liabilities	297	301
Finance costs	1,448	-
Supplier financing costs	446	213
Interest other	635	324
	5,502	1,390

Salaries and employee benefit expense

	2023 $’000	2022 $’000
Wages and salaries	39,023	33,370
Post-employment benefits (defined contribution plans)	3,379	2,838
Share-based payments expense	3,091	3,167
	45,493	39,375

Depreciation and amortisation

Property, plant and equipment	7,382	6,919
Right of use assets	696	656
Capitalised development costs	2,376	1,307
Patents and trademarks	89	84
	10,543	8,966

Research and development expense

Research and development	16,180	16,933

2.4.1	Information about expenses

Finance costs

Finance costs are expensed in the period in which they occur.

Share based payments

The Group operates several employee incentive schemes to remunerate employees, including senior executives, in the form of share-based payments. Refer to note 4.5 for information on share-based payments.

Depreciation

Property, plant and equipment, including leasehold improvements, are depreciated over their estimated useful lives, commencing from the time the asset is held ready for use. Leasehold improvements are depreciated over the lesser of the assets estimated useful life and the expected term of the lease.

Right-of-use assets are generally depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis. If the Group is reasonably certain to exercise a purchase option or if the lease transfers ownership of the underlying asset to the lessee by the end of the lease term, the right-of-use asset is depreciated over the underlying asset’s useful life.

Carbon Revolution Limited Page 16

Notes to the financial statements As at 30 June 2023
Depreciation is mainly included in cost of goods sold with minority of costs in research and development expense as it is directly attributable to the cost of producing wheels and developing new carbon fibre wheel core technologies and structures. The depreciation periods and method for each class of assets are:

Class of fixed asset	Depreciation period	Depreciation method
Leasehold improvements	Shorter of 20 years or the remaining term of the lease	Straight line
Manufacturing plant and equipment	2 to 10 years	Diminishing value
Tooling	3 to 10 years	Diminishing value
Other equipment	3 to 5 years	Diminishing value

Research and development expenses

Research and development expenses primarily consist of
(i) purchases of supplies and materials used in our research and development projects,
(ii) salaries, bonuses and related expenses for personnel engaged in research and development,
(iii) consumption of low-value consumables used in our research and development projects,
(iv) depreciation of property, plant and equipment used in connection with our research and development efforts, and
(v) amortisation of capitalised development costs.

Expenditure on research activities is recognised as an expense in the period in which it is incurred. Refer to note 3.5 Intangible assets for further information in relation to capitalised development costs, patents and trademarks.

2.5	Earnings per share

The calculation of the basic and diluted earnings per share is based on the following data:

	2023 $’000	2022 $’000
The following reflects the income used in the basic and diluted earnings per share computations:
a) Earnings used in calculating earnings per share
Net loss attributable to ordinary equity holders of the parent	(79,223)	(47,821)

b) Weighted average number of shares
Weighted average number of ordinary shares for the purposes of basic earnings per share	208,504	205,938

Effect of dilution
Share options	-	-
Weighted average number of ordinary shares adjusted for the effect of dilution	208,504	205,938
Loss per share (basic and diluted in cents)	$(0.38)	$(0.23)

There have been no transactions involving ordinary shares or potential ordinary shares that would significantly change the number of ordinary shares or potential ordinary shares outstanding between the reporting date and the date of the completion of this financial report.

Diluted earnings per share is calculated as net loss divided by the weighted average number of ordinary shares and dilutive potential ordinary shares. Options granted under Long Term Incentive (“LTIP”), Short Term Incentive (“STI”), Tax-exempt Employee Share Ownership (“TESP”), Employee Stock Ownership (“ESOP”), Salary Restructure Scheme (“SRS”) and Non-Executive Director Fee Sacrifice (“NED Plan”) plans would generally be included in the calculation due to the conditions of issuance being satisfied. As the Group is in a loss position, the options are anti-dilutive and, accordingly, the basic loss per share is the same as the diluted loss per share.

Carbon Revolution Limited Page 17

Notes to the financial statements As at 30 June 2023
A total number of 9,956,243 options/rights outstanding at 30 June 2023 (2022: 10,123,403) were anti-dilutive and were therefore excluded from the weighted average number of ordinary shares for the purpose of diluted earnings per share.

These options related to the following option plans:

	2023 No.	2022 No.
ESOP	4,945,959	4,996,896
LTIP	3,151,950	3,334,183
Total	8,097,909	8,331,079

	2023 No.	2022 No.
NED Plan	43,033	43,033
LTIP	688,142	718,345
STI	851,613	595,363
TESP	233,248	321,803
SRS	42,298	113,780
Total	1,858,334	1,792,324

Carbon Revolution Limited Page 18

Notes to the financial statements As at 30 June 2023
3	Operating assets and liabilities

This section shows the assets used to generate the Group’s revenue and the liabilities incurred. Assets and liabilities relating to the Group’s financing activities are disclosed in note 4.  Deferred tax assets and liabilities are disclosed in note 5.

3.1	Receivables

	2023 $’000	2022 $’000
Trade receivables
Not past due	4,220	7,591
Past due 1 – 30 days	623	3,433
Past due 31 – 90 days	443	1,445
Past due 90 days and over	216	684
	5,502	13,153
Allowance for impairment losses	(119)	-
Trade receivables	5,383	13,153
Apprenticeship grant funding	25	479
Other receivables	267	236
GST recoverable	755	615
Trade and other receivables	6,430	14,483

3.1.1	Information about receivables

Trade and other receivables are measured at the transaction price in accordance with AASB 15.

The Group makes use of the simplified approach in the accounting for expected credit losses related to the trade and other receivables and records the loss allowance at the amount equal to the expected lifetime credit losses. In using this practical expedient, the Group uses its historical experience, external indicators and forward-looking information to calculate the expected credit losses which are reviewed at each reporting period. Debts that are known to be uncollectible are written off when there is information indicating that the debtor is in severe financial difficulty and there is no realistic prospect of recovery.

See note 4.3.2 regarding credit risk of trade receivables, which explains how the Group manages and measures credit quality of trade receivables. There is currently a small provision for long overdue receivables. Management has assessed the risk of credit losses as minimal given the credit rating of its customers. Taking into consideration the historically collected debt and timing of those it has been deemed appropriate to record a provision for those long overdue receivables as at 30 June 2023.

In reaching this view on expected credit losses and having regard to the current environment management has performed a review on an individual customer basis including monitoring customer performance and timing of payments. All sales are with major international Original Equipment Manufacturer (“OEM”) customers, which do not have any risk of credit loss on the basis of viability and transaction history.

Carbon Revolution Limited Page 19

Notes to the financial statements As at 30 June 2023
3.2	Inventories

	2023 $’000	2022 $’000
Current
Raw materials	13,301	7,646
Work in progress	5,772	9,688
Finished goods	3,649	4,318
Consumables and spare parts	2,560	3,276
Provision for impaired wheels	(3,109)	(4,764)
Inventories at the lower of cost and net realisable value	22,173	20,164

3.2.1	Information about inventories and significant estimates

Inventories are valued at the lower of cost and net realizable value.  Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs necessary to make the sale (“NRV”).

Costs incurred in bringing each product to its present location and condition are accounted for as follows:

•	Raw materials – recorded at standard cost, reassessed against actual costs quarterly;
•
Finished goods and work-in-progress – cost of direct materials, labour, outsourced processing costs and a proportion of manufacturing overheads based on normal operating capacity but excluding finance costs.

•	Consumables and spare parts – recorded at purchase price. Consumables and spares are assessed for ongoing usefulness and written off if they are no longer likely to be of use.

Inventory provision for impaired wheels related to wheels that require additional rework or for obsolete stock.

Amounts recognised in profit or loss

Inventories recognised as an expense during the year ended 30 June 2023 amounted to $54.6 million (2022: $57.0 million). These were included in cost of goods sold.

During the year $4.4 million (2022: $4.0 million) of obsolescence and scrap were recognised as an expense and included in cost of goods sold in the consolidated statement of profit and loss and comprehensive income.

Cost of goods sold relating to wheels includes raw materials, consumables, associated freight, labour costs and depreciation and overheads costs directly attributable to the manufacture of products. Overhead costs include salaries and related personnel expenses as well as facility and operating costs. Where applicable shipping and handling costs are included in cost of goods sold. Separately calculated and allocated to costs of goods sold are costs relating to warranty provision and production scrap. Warranty costs are estimated based on historical production failure rates and production costs, while scrap costs incurred in the normal production of the wheels are included in cost of goods sold.

Cost of goods sold relating to engineering revenue includes labour costs, material and contractor costs.

Cost of goods sold relating to tooling relates to third party expenses for tooling purchases.

Critical accounting estimates and judgement

Management’s judgement is applied in determining the provision for impaired wheels.

Impaired wheel provisioning has been calculated using historical data as well as management experience in determining an adequate provision. Carbon Revolution uses a traceability system for all wheels which is used to identify and isolate wheels at risk of non-recoverability. Management judgement is applied to assign a probability of recovery to individual groups of wheels.

Carbon Revolution Limited Page 20

Notes to the financial statements As at 30 June 2023
3.3	Property, plant and equipment

	Capital works in progress $’000	Leasehold improve- ments $’000	Manufacturing equipment $’000	Tooling $’000	Other equipment $’000	Total $’000
Gross cost	18,950	5,649	40,454	14,326	2,784	82,163
Less accumulated depreciation	-	(1,355)	(14,070)	(7,618)	(1,504)	(24,547)
At 30 June 2022	18,950	4,294	26,384	6,708	1,280	57,616

Gross cost	18,048	5,839	51,687	16,034	2,960	94,568
Less accumulated depreciation	-	(1,642)	(18,467)	(9,964)	(1,857)	(31,930)
At 30 June 2023	18,048	4,197	33,220	6,070	1,103	62,638

Movement in carrying amounts
Balance at 30 June 2021	18,950	5,649	40,454	14,326	2,784	82,163
Additions	17,496	-	-	-	-	17,496
Transfer into/ (out of) capital WIP	(5,684)	109	947	4,231	397	-
Depreciation expense	-	(281)	(4,089)	(2,173)	(376)	(6,919)
Disposals/write-offs	-	-	(190)	(87)	(3)	(280)
Balance at 30 June 2022	18,950	4,294	26,384	6,708	1,280	57,616

Additions	11,478	-	-	-	-	11,478
Transfer of maintenance spares			953			953
Transfer into/ (out of) capital WIP	(13,306)	189	11,233	1,709	175	-
Depreciation expense	-	(286)	(4,397)	(2,347)	(352)	(7,382)
Disposals/write-offs	(27)	-	-	-	-	(27)
Balance at 30 June 2023	17,095	4,197	34,173	6,070	1,103	62,638

3.3.1	Information about how the Group accounts for property, plant and equipment

Property, plant and equipment is measured at cost less accumulated depreciation and any accumulated impairment losses.

An asset’s residual value and useful life is reviewed, and adjusted if appropriate, at the end of each reporting period. Any depreciation and impairment losses of an asset are recognised in profit or loss.

Gains and losses on disposal are determined by comparing proceeds with the carrying amount. These gains and losses are included in profit or loss when the asset is derecognised.

Capital works in progress includes leasehold improvements, manufacturing equipment, tooling and other equipment that are under construction as at the reporting date.

The Group has capital commitments of $3.6 million for manufacturing equipment as at 30 June 2023 (2022: $7.5 million).

Critical accounting estimates and judgement

Management’s judgement is applied in determining whether any impairment is required on the property, plant and equipment. The impairment testing is performed at a CGU level, being the Group itself, due to the unique nature of the business.

Refer to Note 3.5 for a detailed impairment assessment that was performed as of 30 June 2023.

Carbon Revolution Limited Page 21

Notes to the financial statements As at 30 June 2023
3.4	Leases

Amounts recognised in the balance sheet

Right-of-use assets	2023 $’000	2022 $’000

Cost at start of year	9,863	9,626
Additions	577	237
Closing balance at end of year	10,440	9,863

Accumulated depreciation at start of year	(2,299)	(1,643)
Depreciation charge for the year	(695)	(656)
Closing balance at end of year	(2,994)	(2,299)

Carrying amount	7,446	7,564

Lease liabilities

Current	645	579
Non-current	7,368	7,461
	8,013	8,040

Amounts recognised in the statement of profit or loss

The statement of profit or loss shows the following amounts relating to leases:

	2023 $’000	2022 $’000

Depreciation charge of right of use assets	695	656

Interest expense	297	301

Expense relating to short-term leases (included in costs of goods sold and administrative expenses)	181	246

3.4.1	Information about leases and significant estimates

The Group has one lease for its manufacturing and head office facility in Waurn Ponds, Victoria. The lease agreement does not impose any covenants other than the security interests in the leased assets that are held by the lessor. Leased assets may not be used as security for borrowing purposes.

Right of use assets

Right-of-use assets are measured at cost comprising the amount of the initial measurement of lease liability, any initial direct costs and restoration costs reduced by any lease incentives received. The Group applies AASB 136 Impairment of Assets to determine whether a right-of-use asset is impaired. The impairment testing is performed at a CGU level, being the Group itself, due to the unique nature of the business.

Refer to Note 3.5 for a detailed impairment assessment that was performed as of 30 June 2023.

Right-of-use assets are generally depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis. If the Group is reasonably certain to exercise a purchase option or if the lease transfers ownership of the underlying asset to the lessee by the end of the lease term, the right-of-use asset is depreciated over the underlying asset’s useful life.

Payments associated with short-term leases of equipment are recognised on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less.
Carbon Revolution Limited Page 22

Notes to the financial statements As at 30 June 2023
Lease liabilities

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the Group uses its incremental borrowing rate.

The lease liability contract includes an annual CPI increase.

Refer to note 4.3.3 for maturity analysis relating to lease liabilities.

Expense relating to low value leases (included in administrative expenses) for year ending 30 June 2023 was $0.2m (2022: $0.2m).

3.5	Intangible assets

	Development costs $’000	Patents and trademarks $’000	Total $’000
Gross cost	15,750	1,354	17,104
Less accumulated amortisation	(2,247)	(493)	(2,740)
At 30 June 2022	13,503	861	14,364

Gross cost	20,442	1,537	21,979
Less accumulated amortisation	(4,623)	(582)	(5,205)
At 30 June 2023	15,819	955	16,774

Movement in carrying amounts
Balance at 1 July 2021	8,890	859	9,749
Additions	5,920	86	6,006
Amortisation	(1,307)	(84)	(1,391)
Balance at 30 June 2022	13,503	861	14,364

Additions	4,692	183	4,875
Amortisation	(2,376)	(89)	(2,465)
Balance at 30 June 2023	15,819	955	16,774

3.5.1	Information about intangible assets and significant estimates

Intangible assets are measured on initial recognition at cost.  Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and accumulated impairment losses. The majority of development costs relate to the development of new carbon fibre wheel protypes.

Subsequent to initial recognition, internally-generated intangible assets are reported at cost less accumulated amortisation and accumulated impairment losses, on the same basis as intangible assets that are acquired separately.

Amortisation commences once the intangible asset is ready for use, and is calculated using a straight-line method to allocate the cost of intangible assets over their estimated useful lives (5-year period). The useful life is determined as the period over which the assets' future economic benefits are expected to be consumed by the Group.

An intangible asset’s residual value and useful life is reviewed, and adjusted if appropriate, at the end of each reporting period or more frequently if appropriate.  Any amortisation or impairment losses is recognised in profit or loss.  The Group has no intangible assets with an indefinite life.

The amortisation of the intangible assets is included within Research and Development in the statements of profit or loss and other comprehensive income given the future economic benefits embodied in the intangible assets are associated to the overall future growth of the Group while it is in its pre-profitability phase.

Carbon Revolution Limited Page 23

Notes to the financial statements As at 30 June 2023
Capitalised development costs

Research costs are recognised as an expense in the period in which they are incurred. An internally generated intangible asset arising from development (or from the development phase of an internal project) is recognised if it meets the definition of an intangible asset as defined in AASB 138 Intangible Assets, and when the Group can demonstrate all of the following:

- the technical feasibility of completing the intangible asset so that it will be available for use or sale;

- the intention to complete the intangible asset and use or sell it;

- the ability to use or sell the intangible asset;

- how the intangible asset will generate probable future economic benefits;

- the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and

- the ability to measure the expenditure attributable to the intangible asset during the development phase.

Patents and trademarks

The Group has paid to acquire patents and trademarks and these are recorded at cost. Patents are amortised over their useful life of 15 years.

Critical accounting estimates and judgements

Internal development expenditure, including wheel prototypes, is capitalised if it meets the recognition criteria of AASB 138 Intangible Assets. This is considered a key judgment. The group regularly assesses the probable future cash flows supporting the capitalisation of development costs in accordance with the standard. The internal development expenditure is amortised beginning when the wheel prototype development is complete. Where the recognition criteria under AASB 138 are not met, the expenditures are recognised as an expense in the consolidated statements of profit or loss and other comprehensive income.

The Group has no indefinite life assets and therefore performs an impairment test when impairment indicators are identified and for intangible assets not yet available for use. The impairment testing is performed at a CGU level, being the Group itself, as it is not possible to estimate the recoverable amount of the individual asset.

3.6	Payables

	2023 $’000	2022 $’000
Current
Unsecured liabilities
Trade payables	3,828	5,128
Accruals	10,836	3,746
Interest accrued	427	118
Other payables	383	510
	15,474	9,502

3.6.1	Information about payables

Trade and other payables and accruals are carried at amortised cost and represent liabilities for goods and services provided to the Group prior to the end of the financial year that are unpaid and arise when the Group becomes obliged to make future payments in respect of the purchase of these goods and services.

Payables are non-interest bearing and are settled based on the specific creditor’s terms.

Payables includes interest payable on borrowings.

For further policy detail regarding the Group’s liquidity risk management processes refer to note 4.3.3.

3.6.2	Accruals

Accruals includes an amount of $6.2 million of incurred transaction costs for the merger as referred to in note 1.1.

Carbon Revolution Limited Page 24

Notes to the financial statements As at 30 June 2023
3.7	Deferred income

Deferred income relates to government grants.

Government grants have been received to assist with the purchase of certain items of plant and equipment as well as the cost of employment of new employees. None of the grants received in the past two years relate to grants linked solely to the purchase of specific plant and equipment. Grant receipts are therefore classified as operating cash flows in operating cash flow. The conditions attached to these grants will be fulfilled progressively over the period of the grant. For revenue recognition policy, refer to note 2.2.1.

In December 2022 the Company received $9 million from the Federal Government for the Modern Manufacturing Initiative – Round 2 – Manufacturing Integration Stream – Recycling & Clean Energy Priority grant. As of 30 June 2023, no income has been recognised as the assets have yet to be completed and capitalized and the amount received was recognised as deferred income and presented in the operating cash flow.

In December 2022 the Company received $4 million from the State of Victoria for the SOV grant, of which $1 million was recognised as grant income in the consolidated statement of profit or loss as the amount is intended to cover the expenses already incurred to support the Group, which is shown in the operating cash flow. The milestones in regard to the remainder of this payment are scheduled to be achieved in future periods and therefore no income was recognised.

Government grants are classified either as cash flows from operating or investing activities depending on the nature of activity of which the grant is intended to compensate. Grants received in relation to the acquisition of assets are classified as cash flows from investing activities in the consolidated statement of cash flows, whereas grants received as compensation for expenses incurred in the daily operations of the business are classified as cashflows from operating activities.

Under the relevant grant agreements, the government has a right to require all or part of a grant to be repaid in certain circumstances. Due in part to Carbon Revolution’s funding position following the execution of the MMI grant agreement, Carbon Revolution has been delayed from complying with the expenditure requirements and early milestones under the agreement. Carbon Revolution has previously reported its progress to the Government and the Company is seeking to update the activity budget and schedule and will request an extension of time to complete the project. There is a risk that the Government does not approve any revised budget or schedule and/or may not grant Carbon Revolution an extension of time to complete the project, which may result in Carbon Revolution being in breach of the agreement and a risk of the Government seeking to claw back funding provided to the Company. Management believe that it is not probable that the Government will claw back the funding provided to the Company.

Deferred income – government grants	2023 $’000	2022 $’000
Balance as at 1 July	6,239	5,842
Received during the year	13,000	3,202
Released to the statement of profit or loss	(2,085)	(2,805)
Balance as at 30 June	17,154	6,239

Current	1,919	1,028
Non-current	15,235	5,211
	17,154	6,239

Carbon Revolution Limited Page 25

Notes to the financial statements As at 30 June 2023
3.8	Provisions

	Employee benefits $’000	Make good provision $’000	Warranty claims $’000	Transaction costs $’000	Total $’000
Current	2,666	-	1,495	-	4,161
Non-current	479	234	-	-	713
At 30 June 2022	3,145	234	1,495	-	4,874

	Employee benefits $’000	Make good provision $’000	Warranty claims $’000	Transaction costs $’000	Total $’000
Current	2,903	-	595	9,459	12,957
Non-current	531	247	1,065	-	1,843
At 30 June 2023	3,434	247	1,660	9,459	14,800

	Make good provision $’000	Warranty claims $’000	Total $’000
Movement in carrying amounts
Balance at 1 July 2021	218	1,159	1,377
Provided for/ (released) during the year	16	336	352
Balance at 30 June 2022	234	1,495	1,729

Provided for/(released) during the year	13	165	178
Balance at 30 June 2023	247	1,660	1,907

3.8.1	Information about individual provisions and significant estimates

Non-employee provisions are recognised when the Group has a present obligation (legal or constructive) as a result of past events, for which it is probable that an outflow of economic benefits will result in an amount that can be reliably measured.

Make good provision

Carbon Revolution is required to restore its leased premises to their original condition at the end of the lease team. A provision has been recognised for the present value of the estimated expenditure required to remove any leasehold improvements. These costs have been capitalised as part of the cost of leasehold improvements and are amortised over the shorter of the term of the lease and the useful life of the assets.

Warranty claims

Provisions for warranty-related costs are recognised when the wheel is sold to the customer based on management judgement and a growing body of historical experience. The estimate of warranty related costs is reassessed annually. Warranty claims made to date are immaterial.

Employee provisions

A liability is recognised for benefits accruing to employees in respect of wages and salaries, annual leave, and long service leave when it is probable that settlement will be required, and they are capable of being measured reliably.

Liabilities recognised in respect of employee benefits expected to be settled within 12 months, are measured at their nominal values using the remuneration rate expected to apply at the time of settlement.

Liabilities recognised in respect of employee benefits which are not expected to be settled within 12 months are measured as the present value of the estimated future cash outflows to be made by the company in respect of services provided by employees up to reporting date.

Carbon Revolution Limited Page 26

Notes to the financial statements As at 30 June 2023
Payments to superannuation funds are recognised as an expense when employees have rendered service entitling them to the contributions.

Transactions costs

As of 30 June 2023, all costs incurred for which services have been received relating to the successful closure of the transaction have been provided for and expensed through the consolidated statement of profit and loss. Of the total costs recognised, $9.4 million relate to costs only payable on successful closure of the transaction for which services have been received as of 30 June 2023. These costs have been incurred and it is probable that the merger transaction will close and therefore the amounts will become payable.

Carbon Revolution Limited Page 27

Notes to the financial statements As at 30 June 2023
4	Capital structure and financing

This section outlines how the Group manages its capital structure, including its balance sheet liquidity and access to capital markets.

When managing capital, the Board’s objective is to ensure the Group continues to maintain sufficient capital to enable it to pursue its commercial objectives.  This is achieved through the monitoring of historical and forecast performance and cash flows.

4.1	Cash and cash equivalents, restricted trust fund

Cash and cash equivalents comprise cash on hand, deposits held at call with banks and investments in money market instruments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in values.

Cash flows are presented in the statement of cash flows on a gross basis, except for the GST component of investing and financing activities, which are disclosed in operating cash flows.

4.1.1	Restricted trust fund

As part of the new debt program entered into in FY23 (refer Note 4.2), the Group was required to keep certain amount of the debt proceeds in a separate trust account to cover future interest and principal repayments. These funds are not at the Group's disposal and therefore has been classified as restricted trust fund. The amounts include a US$5 million (AU$7.5 million) equity cure reserve that is expected to be released to the Group in November 2023, should there be no cure of covenants taking place. The availability of the US$5 million (AU$7.5 million) in November 2023 is part of the Group's going concern plan. The funds are held within a trust account with interest receivable on the amounts. Restricted trust fund also includes an amount for $0.4 million as required as per the lease agreement for the manufacturing plant and office at Warun Ponds, Victoria.

4.1.2	Notes to the consolidated statement of cash flow

For information on cash flows relating to financing activity see note 4.3 and 4.4

Reconciliation of profit for the period to cash flows from operating activities

	2023 $’000	2022 $’000
Loss after income tax	(79,223)	(47,821)
Non‑cash items from ordinary activities
Depreciation and amortisation	10,543	8,966
Share based payment expenses	3,091	3,167
Loss/ (Profit) on sale of plant and equipment	2	-
Movement in inventory provision	(1,656)	(4,216)
Write off of property, plant and equipment	-	280
Financing activity in prior financial year	-	(422)
Other
Borrowing costs	(20,676)	-
Changes in assets and liabilities
(Increase)/decrease in assets:
- Receivables	8,053	(8,240)
- Contract assets	(2,330)	-
- Inventories	(1,306)	2,231
- Other assets	1,209	(533)
Increase/(decrease) in liabilities:
- Payables	7,229	(1,174)
- Contract liabilities	1,722	781
- Deferred income	10,915	397
- Provisions	9,926	608
Cash used in operating activities	(52,482)	(45,976)

Carbon Revolution Limited Page 28

Notes to the financial statements As at 30 June 2023
4.2	Borrowings and other financial liabilities

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

	Interest rate %	Maturity	2023 $’000	2022 $’000
Current borrowings at amortised cost
Secured
Working capital facility	7.44%	May 2023	-	6,843
Term loan	6.15%	May 2023	-	2,889
Letter of credit facility	6.45%	May 2023	-	4,000
			-	13,732
Unsecured
Term loan with customer	10.0%	May 203	4,523	-
Supplier finance arrangement	6% + RBA cash rate		9,306	4,954
			13,829	18,686

Non-current borrowings at amortised cost
Secured
Term loan	6.15%	December 2024	-	4,333
Term loan (USD)	8.50%	May 2027	70,833	-
			70,833	4,333

Financial liabilities measured subsequently at amortised cost

The effective interest method is a method of calculating the amortised cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or (where appropriate) a shorter period, to the amortised cost of a financial liability.

Working capital facility

In 2021 the Group entered a working capital facility of $7.5 million that provides the opportunity to factor receivables, which was repaid when entering the new term loan (USD) in May 2023. The credit risk was with the Group, resulting in the recognition of the full carrying amount of the receivables and the cash received in short term borrowings. The facility had a variable interest rate based on underlying market rates. The interest rate as of 30 June 2022 was 7.44%.

Term loan

In 2021 the Group entered a term loan arrangement for $13.0 million. In 2022 the Group reached an agreement to extend this loan until December 2024 reducing the amounts payable each quarter to $0.7 million. The Group has fully repaid the term loan when entering the new term loan (USD) in May 2023. The facility had a variable interest rate based on a fixed component and BBSY. The interest rate as of 30 June 2022 was 6.15%.

Letter of credit facility

In 2022 the Group entered a revolving facility arrangement for $8.0 million. As at 30 June 2022 the Group had drawn down $4.0 million against this facility, which was repaid in May 2023 when the Group entered the new term loan (USD). The facility had a variable interest rate based on a fixed component and BBSY. The interest rate as of 30 June 2022 was 6.45%.

Carbon Revolution Limited Page 29

Notes to the financial statements As at 30 June 2023
Term loan with customer

In 2023 the Group entered a loan arrangement for $4.5 million with one of its customers as part of its bridge financing activities. The loan is repayable in three tranches including interest with the first repayment in December 2023 and the final repayment in June 2024. The amount repayable is $1.66 million each time, resulting in an interest rate of 10%.

Supplier finance arrangement

In 2021 the Group entered into a supply chain finance agreement with a logistics company. Under the arrangement the logistics company agrees to pay amounts to the participating supplier in respect of invoices owed by the Group and receives settlement from the Group at a later date. The principal purpose of this arrangement is to facilitate efficient ordering, importation, warehousing, invoice management and payment processing. The arrangement is only for a limited number of suppliers and specific materials. As the arrangement results in extended payment terms beyond the terms agreed with those suppliers the agreement is disclosed as a current borrowing. The facility has a fixed interest rate of 6% + RBA cash rate from 28 June 2023 onwards.

Term loan (USD)

In May 2023 the Group entered into a new debt program, a term loan of U.S Dollar $60 million (AUD 90.1 million) at an interest rate of 8.5% and an effective interest rate of 21.2%. The loan is denominated in U.S Dollar and is translated to Australian dollars at each reporting period. Principal repayments commence in December 2024, with monthly principal repayments of US$2 million. The program includes certain reserves in an amount of $14.3 million, that are not currently available at the Company’s discretion and disclosed as restricted trust fund (refer to Note 4.1.1). Costs of $20.7 million incurred in regard to the establishment of the term loan have been netted off with the loan amount and are being amortised over the term of the loan through the Effective Interest Rate method.

The New Debt Program contains four financial covenants, which Carbon Revolution is required to meet:

•
agreed thresholds for revenue, assessed monthly on a rolling trailing six month basis with specific agreed targets for each testing period, with the first testing period being the 6 months expiring June 30, 2023;

•
agreed thresholds for EBITDA, assessed monthly on a rolling trailing six month basis with specific agreed targets for each testing period, with the first testing period being the 6 months expiring June 30, 2023;

•
maximum capital expenditure (capex) limits, assessed monthly and initially assessed on a rolling trailing six month basis with specific agreed maximum capex for each testing period with the first testing period being the 6 months expiring June 30, 2023, and moving to a rolling trailing 12 month basis in January 2024; and

•
liquidity ratios based on remaining months of liquidity (assessed monthly based on the monthly Adjusted EBITDA for the 3 most recent months) until the Adjusted EBITDA of the Group becomes positive, following which the measure will be based on a current ratio.

Subject to the cure right available for the revenue and EBITDA covenants described below, a breach of a financial covenant which is not cured, entitles the Servicer to accelerate payment of the principal and interest owed under the notes, and enables enforcement of the security provided in connection with the New Debt Program. The New Debt Program is secured by all of the present and after-acquired property of the Carbon Revolution Group, except for certain excluded property and certain excluded intellectual property.

The revenue and EBITDA covenants are subject to cure provisions. In the event of revenue or EBITDA performance falling below the covenanted threshold amount, Carbon Revolution is permitted to make a payment equal to or greater than the shortfall, which will also reduce the principal balance owed on the New Debt Program. The amount of the payment would be added as a permanent adjustment to the revenue for the relevant 6 month testing period. This cure right can be used up to five times over the course of the New Debt Program but a maximum of twice in any four-month period.

If Carbon Revolution is not able to meet its financial covenants (including through exercise of any cure rights available to cure such breach), the Servicer may exercise its rights under the program documents, including accelerating payment of the principal and interest owing, enforcing upon the security, taking legal action, and commencing liquidation proceedings, any or all of which would have a material adverse effect on Carbon Revolution, its business, financial condition and its creditors, as well as the value of its shares.

In addition to the financial covenants described above, the New Debt Program contains a number of other positive and negative covenants and obligations binding on the Carbon Revolution Group.

If Carbon Revolution or MergeCo does not complete a US$60 million (A$90.3 million) Qualified Capital Raise (as defined in the New Debt Program documentation), including the issuance of equity or subordinated debt that does not require certain payments until at least 180 days after the repayment of the New Debt Program, by December 31, 2023, then an additional 5% of the debt amount (US$3 million (A$4.3 million)) would be required to be paid between January 1, 2024 and the maturity of the New Debt Program. If Carbon Revolution or MergeCo does not complete a US$45 million (A$64.3 million) Qualified Capital Raise, an additional 5% (being 10% in total and inclusive of the requirement in the preceding sentence) of the debt amount (being US$6 million (A$8.6 million) in total, inclusive of the requirement in the preceding sentence) is to be paid over the life of the debt program. The additional fee of US$0.15 million per month (being US$6 million divided by 41 months) resulting from not undertaking a Qualified Capital Raise of US$45 million or more is the ‘‘PIUS Additional Monthly Fee’’ and would be payable from January 1, 2024. Drawdowns under the Committed Equity Financing do not qualify as a Qualified Capital Raise.

Carbon Revolution Limited Page 30

Notes to the financial statements As at 30 June 2023
The program documents also provide that the failure to complete the Business  Combination by August 31, 2023 would be a breach of the relevant covenant, giving rise to an event of default, subject to a 60-day cure period ending on October 30, 2023 and contains other customary events of default, including (amongst other things):

•	failure to make a payment due under the agreement by the due date;

•	existence of circumstances which could result in a Material Adverse Effect;

•	a change in control of the Carbon Revolution Group (prior to the Business Combination);

•	events of insolvency, judgment debt, asset seizure and impairment of security;

•	material misrepresentation; and

•	if any portion of the guaranty ceases to be in full force and effect.

An Event of Default entitles the Servicer to exercise its rights under the program documents, including accelerating payment of the principal and interest owing, enforcing upon the security, taking legal action, and commencing liquidation proceedings, any or all of which would have a material adverse effect on Carbon Revolution, its business, financial condition and its creditors, as well as the value of its shares.

Critical accounting estimates and judgements

Debt issuance costs are included in the EIR calculation if it is directly attributable to the issuance of the debt. This is considered a key judgement. In obtaining the USD term loan, the Group paid $20.6 million of initial costs which have been included in the EIR. Management determined that these costs are directly incremental to the issuance of the USD term loan.

The additional amounts that become payable if the Qualified Capital Raise is not completed have not been included in the Effective Interest Rate calculation as management projects to be able to complete the Qualified Capital Raise. This is considered a key judgement.

Finance costs

Finance costs can include interest expense, finance charges in respect of finance leases, amortisation of discounts or premiums and ancillary costs relating to finance.

Finance costs are expensed in the period in which they are incurred.

Refer to note 2.4 for more information.

4.3	Financial risk management

The Group is exposed to foreign currency risk, interest rate risk, credit risk and liquidity risk.  The Group’s senior management oversees the management of these risks to ensure the most appropriate use of the capital the Group has available to achieve its commercial objectives.

4.3.1	Market risk

a)	Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Group’s exposure to foreign currency risk relates primarily to the Group’s US$ denominated term loan (refer Note 4.2) and its operating activities (when revenue or expense is denominated in a different currency from the Group’s presentation currency). The business has awarded wheel programs with sales denominated in US$ in development which are scheduled to commence production in the second half of calendar year 2024. USD inflows from these new program sales are expected provide some offset against USD outflows related to the Group’s USD denominated loan.

57% (38% in FY22) of the Group’s revenues and 34% (18.5% in FY21) of costs are denominated in currencies other than AUD. The Group has material exposure to foreign currency for movements in the exchange rate. The primary currencies the Group has exposure to are U.S. Dollars and Euros.

Carbon Revolution Limited Page 31

Notes to the financial statements As at 30 June 2023
The Group’s exposure to foreign currency risk in relation to non-derivative financial instruments at 30 June 2023 was as follows, based upon notional amounts

2023	EUR $’000	USD $’000
Cash and cash equivalent	1,037	11,213
Restricted trust fund	-	14,285
Trade receivables	2,409	400
Trade payables	(823)	(961)
Supplier finance arrangement	(4,709)	(414)
Borrowing	-	(90,645)
Balance sheet exposure	(2,086)	(66,122)

2022	EUR $’000	USD $’000
Trade receivables	5,650	-
Trade payables	(343)	(233)
Supplier finance arrangement	(3,253)	(13)
Balance sheet exposure	2,054	(246)

The aggregate net foreign exchange gains/losses recognised in profit or loss were:

	2023 $’000	2022 $’000

Net foreign exchange gain/(loss) included in other income/administration expense	(305)	448

Sensitivity

As shown in the table above the Group is primarily exposed to changes in US/AUD and EUR/AUD. The sensitivity of profit or loss to changes in the exchange rates arises mainly from U.S. dollar denominated financial instruments.
The below table discloses the impact of the AUD strengthened and weakened by 5% from base rates of EUR 0.6183 and USD 0.6619.

+/- 5% exchange rate	2023 $’000	2022 $’000
Impact on profit after tax	3,410	90
Impact on equity	(3,410)	(90)

Carbon Revolution Limited Page 32

Notes to the financial statements As at 30 June 2023
b)	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group does not currently hedge its exposure to interest rate fluctuations due to the low level of exposure.

The exposure to fixed or floating interest rates is described below:

	Variable interest rate		Fixed interest rate		Total
	2023 $’000	2022 $’000	2023 $’000	2022 $’000	2023 $’000	2022 $’000
Financial assets
Cash	19,582	22,301	-	-	19,582	22,301
Restricted trust fund	14,285	-	-	-	14,285	-
Short term deposits	-	-	392	392	392	392
Total financial assets	33,867	22,301	392	392	34,259	22,693

Financial liabilities
Working capital facility	-	6,843	-	-	-	6,843
Term loan	-	-	4,523	-	4,523	-
Supplier finance arrangement	9,306	-	-	4,954	9,306	4,954
Letter of credit facility	-	4,000	-	-	-	4,000
Term loan	-	7,222	-	-	-	7,222
Term loan (USD)	-	-	90,645		90,645	-
Total financial liabilities	9,306	18,065	95,168	4,954	104,474	23,019

c)	Price risk

The Group is not exposed to any significant price risk.

4.3.2	Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to credit risk from its operating activities (primarily trade receivables and contract assets) and from its financing activities, including deposits with banks and financial institutions.

Cash and cash equivalents

The Group held cash and cash equivalents of $19.6 million at 30 June 2023 (30 June 2022: $22.7 million) plus restricted trust fund of $14.7 million at 30 June 2023 (30 June 2022: $nil). The credit risk associated with cash and cash equivalents is considered as minimal as the cash and cash equivalents are held with reputable financial institutions in Australia and the United States of America. Cash and cash equivalents comprise cash balances and call deposits with an original maturity of three months or less. The Group holds $0.4 million (2022: $0.4 million) on deposit as collateral for lease and banking facility obligations which is classified as restricted trust fund.

Receivables and contract assets

The Group held receivables of $6.6 million at 30 June 2023 ($14.5 million at 30 June 2022) and contract assets of $8.2 million at 30 June 2023 ($5.9 million at 30 June 2022). The assessment of customer credit risk is straightforward as a result of the concentrated nature of receivables with only a few customers and a simplified approach has been taken. Depending on the customer, the Group's credit terms vary between 30 and 100 days. An impairment analysis is performed at each reporting date to account for the lifetime expected credit losses for all receivables. Outstanding customer receivables are regularly monitored and shipments to customers, to the extent that the Group retains ownership of the goods, are covered by insurance.

4.3.3	Liquidity risk

The Group’s objective is to maintain a balance between the continuity of funding and flexibility through the use of operating cash flows and committed available credit facilities.  The Group actively reviews its funding position to ensure the available facilities are adequate to meet its current and anticipated needs.  The Group manages liquidity risk by monitoring forecast cash flows and ensuring that adequate cash and borrowing facilities are maintained. Refer to 1.3 Going Concern for the Group's assessment of preparing these accounts on a going concern basis.

Carbon Revolution Limited Page 33

Notes to the financial statements As at 30 June 2023
Maturity analysis

The table below represents the estimated and undiscounted contractual settlement terms for financial liabilities. The contractual maturity is based on the earliest date on which the Group may be required to pay.

	On demand $’000	< 3 months $’000	3-12 months $’000	1-5 years $’000	> 5 years $’000	Total $’000
2023
Supplier finance arrangement	9,130	-	-	-	-	9,130
Term loan	-	-	4,523	-	-	4,523
Lease liabilities	-	158	487	2,830	4,538	8,013
Term loan (USD)	-	-	-	90,645	-	90,645
	9,130	158	5,010	93,475	4,538	112,311
2022
Working capital facility	-	6,843	-	-	-	6,843
Supplier finance arrangement	4,954	-	-	-	-	4,954
Letter of credit facility	-	-	4,000	-	-	4,000
Term loan	-	-	2,889	4,333	-	7,222
Lease liabilities	-	95	483	2,541	4,921	8,040
	4,954	6,938	7,372	6,874	4,921	31,059

4.3.4	Fair value risk

The fair value of financial assets and financial liabilities not measured at fair value, except for the USD term loan, approximates their carrying amounts as disclosed in the statement of financial position and notes to the financial statements.

As at 30 June 2023 the USD term loan is impacted by fair value risk (30 June 2022: Nil).

4.4	Contributed equity

	30 June 2023 # Ordinary shares	30 June 2022 # Ordinary shares	30 June 2023 $’000	30 June 2022 $’000
Ordinary shares – fully paid	211,877,653	206,326,138	386,432	383,822
Ordinary shares – restricted	274,852	527,889	-	-
Total share capital	212,152,505	206,854,027	386,432	383,822

Movements in ordinary share capital

2022	Date	# Shares	Issue Price	$’000
Balance	1 July 2021	205,421,449		381,890
Shares issued under Employee Share Plan		904,689		1,932
Balance of fully paid shares	30 June 2022	206,326,138		383,822

2023	Date	# Shares	Issue Price	$’000
Balance	1 July 2022	206,326,138		383,822
Shares issued under Employee Share Plan		5,551,515		2,610
Balance of fully paid shares	30 June 2023	211,877,653		386,432

Carbon Revolution Limited Page 34

Notes to the financial statements As at 30 June 2023
4.4.1	Information about contributed equity

Ordinary shares

Ordinary shares participate in dividends and the proceeds on winding up of the Company in proportion to the number of shares held.  At shareholders’ meetings each ordinary share is entitled to one vote when a poll is called, otherwise each shareholder has one vote on a show of hands.

During the financial year ended 30 June 2023, the Company did not pay a dividend (30 June 2022: $nil).

4.5	Share-based payment plan arrangements

The Group operates several employee incentive schemes to remunerate employees, including senior executives, in the form of share-based payments.

The cost of share-based payments is determined by the fair value of the equity instruments granted at the date when the grant is made using an appropriate valuation model. That cost is recognised in employee benefits expense together with a corresponding increase in equity over the period of service and, where applicable, when the performance conditions are fulfilled (the vesting period).

The cumulative expense recognised for share-based payments at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest.  The expense or credit in the statement of profit or loss for a period represents the movement in cumulative expense recognised as at the beginning and end of that period.

Service and non-market performance conditions are not taken into account when determining the grant date fair value of the equity instruments, but the likelihood of the conditions being met is assessed as part of the Group’s best estimate of the number of equity instruments that will ultimately vest. Market performance conditions are reflected within the grant date fair value.  Any other conditions attached to a share-based payment, but without an associated service requirement, are considered to be non-vesting conditions.  Non-vesting conditions are reflected in the fair value of an instrument and lead to an immediate expensing of the instrument unless there are also service and/or performance conditions.

No expense is recognised for instruments that do not ultimately vest because non-market performance and/or service conditions have not been met.  Where awards include a market or non-vesting condition, the transactions are treated as vested irrespective of whether the market or non-vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied.

Tax-exempt employee share ownership plan

The tax-exempt employee share ownership plan (“TESP”) was introduced in June 2018 and enables eligible employees to acquire shares in the company and take advantage of certain income tax concessions available.  Eligible employees will be annually invited to apply for shares up to a value of $1,000. The shares will be held in trust for the employee and may be sold by the employee at any time after the last to occur of either:

a)	Elapse of three years from the date of grant; or
b)	Listing of the Company’s shares on the ASX or earlier release of exercise restrictions by the board.

The employee participant is entitled to receive any dividends or other income associated with the shares held in trust but is not entitled to participate in any dividend reinvestment plan operated by the company. For the purpose of the earnings per share calculation these shares are included in basic earnings per share either when the employee terminates or at the end of the 3 years.

The TESP was not granted in FY23 due to pending merger transaction (refer Note 1.1).

The fair value of shares granted under the TESP is determined based on the market price of the shares at grant date.

	2023	2022

Grant date	-	Dec 2021
Number of employees granted shares	-	266
Value of shares granted per employee (on FTE and length of service pro-rata basis)	-	$279-$1,000

Total number of shares	-	255,281
Fair value at grant date	-	$1.01

Carbon Revolution Limited Page 35

Notes to the financial statements As at 30 June 2023
Short term incentive plan

The employee short term incentive (“STI”) plan was approved in November 2021. Under the STI plan, senior executives and other employees, as determined by the board, will defer a portion of their short-term incentive payment in the form of rights. In 2023 the board determined that all participants would have 100% of their STI outcome delivered in the form of rights in lieu of a cash payment.

Each right is equivalent to one share and is settled only in shares with no cash alternative.  The fair value of each right is determined based on the market price of the share at grant date.  Rights have a one-year service period.

Rights do not carry dividend or voting rights prior to vesting. Shares allocated on vesting of rights carry the same dividend and voting rights as other shares.

298,594 rights were granted on 13 December 2022 valued at $76,500 (2022: 162,833 rights valued at $192,833). These rights will vest 12 months from the date of granting. No rights were forfeited, exercised or expired during the year.

4,858,487 rights were granted on 13 December 2022 valued at $1,220,594 (2022: 530,526 rights valued at $648,771). These rights automatically vest on granting. Of these rights 4,748,646 were exercised during the year and no shares were forfeited or expired.

343,422 rights were granted on 14 April 2023 valued at $87,985 (2022: $nil). These rights automatically vest on granting. Of these rights 343,422 were exercised during the year and no shares were forfeited or expired.

Employee stock ownership plan

The employee stock ownership plan (ESOP) was used to deliver a one-off equity award to a number of senior executives and other employees, including the CEO, to reward their efforts in the Company achieving listing, to align their interests with the shareholders from listing and for retention purposes. Participation was at the discretion of the Board and options are subject to vesting conditions determined by the Board.

The exercise price of the options is equal to the market price of the underlying shares at IPO. The Board retains a discretion to make a cash payment to participants on vesting and exercise of the options in lieu of an allocation of shares.

5,093,678 options were granted to members of the executive team and a small number of other employees on 23 December 2019 under the one-off ESOP award on listing.

In September 2019, an independent valuation was undertaken of these options using a modified form of the Black-Scholes option pricing model which assumed a 12.5% departure rate, expected share price volatility of 40%, a 50% probability of no dividends through the 5-year option term and a 5% discount for marketability annual share price.

The terms of the options are:

•	Issue date 23 December 2019
•	Exercise price $2.60 (IPO price)
•	Vesting date – 23 December 2022
•	Term of 5 years (exercise window from 23 December 2022 to 23 December 2024)

The options were valued at $3,241,000. This cost is being amortised over the three-year vesting period. No options were forfeited during the year.

FY21 LTI Award

The FY21 LTI Award was to deliver a one-off equity award to a number of senior executives. These performance rights entitle the participant to acquire shares at nil cost on vesting, subject to the meeting of the vesting conditions.

778,050 performance rights were granted on 12th November 2020. The performance period commenced on 21 September 2020 and ends on 20 September 2023.

The performance rights were valued at $1,507,894. The cost is being amortised over the three-year vesting period. 30,203 rights were forfeited during the year.

NED fee sacrifice

The Non-executive director fee sacrifice plan was added in FY2021 as a way to promote further employee ownership. The offer to the NEDs was made on 11 September 2020 and the rights were granted on 12th November 2020. These rights vested on 26th February 2021 and were issued on the same date.

107,518 rights were issued under this scheme in FY2021.

Carbon Revolution Limited Page 36

Notes to the financial statements As at 30 June 2023
Salary restructure scheme

The Salary restructure scheme was added in FY2021. The offer to the eligible employees was made on 29 September 2020 and the rights were granted on 29 October 2020 for all employees excluding the CEO which was made on 12 November 2020 following annual general meeting (AGM). The offer was valid in relation to an employee’s salary between the 12 October and the 20 June 2021 and includes an offer of matched rights to the maximum value of $2,500 per employee.

In total 80 employees took up the offer to restructure their salary and a total number of 351,569 rights were granted under the scheme. Base rights vested on a pro-rata basis over the period in equal monthly instalments on the last day of each month (such that base rights were fully vested by 30 June 2021. The matched rights vested in full on 30 June 2021.

Vested rights may be exercised by the employee with the exercise period commencing when the rights vest and ending on the expiry date. The expiry date is the 10-year anniversary of the grant date.

FY22 LTI Award

The FY22 LTI Award was to deliver a one-off equity award to a number of senior executives and selected senior employees. These performance options entitle the participant to acquire shares at an exercise price of $1.60 on vesting, subject to the meeting of the vesting conditions.

6,668,360 performance options were granted on 20 December 2021. The performance period commenced on 21 September 2021 and ends on 20 September 2024.

Terms of the options are:

•	Issue date 20 December 2021
•	Exercise price $1.60
•	Vesting date – 28 October 2024
•	Term of 5 years (exercise window from 28 October 2024 to 28 October 2026)

The performance rights were valued at $416,772. The cost is being amortised over the three-year vesting period. 364,459 options were forfeited during the year.

4.6	Reserves

	2023 $’000	2022 $’000
Share-based payments	7,695	7,214
Share buyback	(311)	(311)
Foreign currency translation	(218)	(156)
	7,166	6,747

4.6.1	Information about reserves

Share-based payments reserve

The reserve is used to recognise the value of equity benefits provided to employees and directors as part of their remuneration.

Share buy-back reserve

The share buy-back reserve relates to shares brought back from former owners of the business.

Foreign currency translation reserve

Exchange differences relating to the translation of the results and net assets of the Group’s foreign operations from their functional currency to Australian dollars are recognised directly in other comprehensive income and accumulated in the foreign currency translation reserve.

Carbon Revolution Limited Page 37

Notes to the financial statements As at 30 June 2023
4.7	Transaction costs

	2023 $’000	2022 $’000

Transaction costs recognised in the profit and loss statement	24,746	-

Transaction costs recognised in trade payables	541	-
Transaction costs recognised in accruals	5,716	-
Transaction costs recognised in provisions	9,459	-

Transaction costs recognised in the operating cash flow	9,030	-

On 30 November 2022 the Company and Twin Ridge Capital Acquisition Corp, a special purpose acquisition company listed on the New York Stock Exchange (the “SPAC”), announced they have entered into a binding Business combination agreement (“BCA”) and accompanying scheme implementation deed (“SID”) pursuant to which a Irish company Carbon Revolution Public Limited Company (formerly known as Poppetell Limited) (“MergeCo”) will acquire both CR (via a scheme of arrangement (“Scheme”)) and the SPAC (via the BCA) (“Transaction”). Upon closing of the Transaction, the ordinary shares and warrants of MergeCo are expected to trade on either the New York Stock Exchange or Nasdaq, and CR shares shall cease to be quoted on the Australian Stock Exchange.

As of 30 June 2023 all costs relating to the successful closure of the transaction have been provided for and expensed through the consolidate statement of profit or loss. Of the total costs recognised, $12.9 million relate to costs only due and payable on transaction closure and $2.9 million are due for payment before closure.

Critical accounting estimates and judgements

The Group recognised $24.7 million of transaction costs in the current year. In recognising the transaction costs, management considered the requirements under IAS 37 Provisions, contingent liabilities and contingent assets. As management determined that it is probable that the transaction will close, success fees for services incurred that are payable upon transaction closure have been provided for. This is considered a key judgement.

Carbon Revolution Limited Page 38

Notes to the financial statements As at 30 June 2023
5	Taxes

Current income tax expense or benefit for the current and prior periods is measured at the amount expected to be recovered from or paid to the tax authorities. The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period.

Deferred tax liabilities have been recognised and offset against deferred tax assets up to the extent of the total value of the deferred tax liability as referred to in note 5.3.

5.1	Income tax expense

The major components of income tax expense are:

	2023 $’000	2022 $’000
Consolidated statements of profit or loss
Current income tax charge/benefit	-	-
Adjustment for current tax relating to prior periods	-	-
Deferred income tax relating to the origination and reversal of temporary differences	-	-
	-	-

	2023 $’000	2022 $’000
The prima facie tax benefit on loss before tax differs from the income tax expense as follows:
Accounting loss before tax	(79,223)	(47,821)
Benefit at the Australian statutory income tax rate of 30% (2022: 30%)	23,767	14,346
Tax impact of:
Non-deductible expenses	(4,859)	(5,083)
Non-assessable income		-
Impact of different tax rates in foreign jurisdictions	29	54
Current year taxable loss not recognised	(18,937)	(9,317)
Income tax benefit	-	-

5.2	Deferred taxes

Deferred tax is provided using the asset-liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Deferred tax liabilities are recognised for all taxable temporary differences, except when the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

Deferred tax assets are recognised for all deductible temporary differences, the carry forward of unused tax credits and any unused tax losses.  Deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilised, except when the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of  the transaction, affects neither the accounting profit nor taxable profit or loss.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is not probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Unrecognised deferred tax assets are re-assessed at each reporting date and are recognised to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax relating to items recognised outside profit or loss is recognised outside profit or loss.  Deferred tax items are recognised in correlation to the underlying transaction either in other comprehensive income or directly in equity.

Carbon Revolution Limited Page 39

Notes to the financial statements As at 30 June 2023
The Group offsets deferred tax assets and deferred tax liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realise the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

5.2.1	Research and development tax credits

The Company is entitled to claim tax offsets for investments in qualifying expenditure under the Research and Development Tax Incentive regime in Australia. The group accounts for these allowances as tax credits, which at present are being carried forward and which may reduce income tax payable and current tax expense in future years. A deferred tax asset, subject to accounting recognition criteria is available to be recognised for unclaimed tax credits that are carried forward as deferred tax assets. At 30 June 2023 no deferred tax asset has been recognised, see note 5.4.

5.3	Recognised deferred tax assets and liabilities in statement of financial position

Deferred income tax at 30 June 2023 relates to the following

	2023 $’000	2022 $’000
Deferred tax liabilities relating to temporary differences:
Receivables	-	(25)
Intangible assets	(4,746)	(4,050)
Property, plant and equipment	(12,841)	(6,551)
	(17,587)	(10,626)
Deferred tax assets related to temporary differences:
Provisions and accruals	6,981	3,785
Capital raising costs	7,833	1,960
Other	91	89
	14,905	5,834
Net deferred tax liability	(2,682)	(4,792)
Less: temporary differences not recognised	2,682	4,792
Net deferred tax recognised in the statement of financial position	-	-

Current year and prior year tax losses which can be carried forward are not recognised as a deferred tax asset as they are currently not considered probable of realisation.  Deferred tax liabilities have been booked and offset against deferred tax assets up to the extent of the total value of the deferred tax liability.

Capital raising costs relate to a temporary difference claimed under Australian tax law S40-880 for black hole expenditure. The allows a deduction for business capital expenditure on a straight-line basis over a 5-year period.

The Group has not recognised the balance of the net deferred tax asset as described in accounting judgements and estimates at note 5.5.

5.4	Carry forward unrecognised tax losses and R&D tax credits

The Group had income tax losses of $172.8 million and R&D tax credits of $28.0 million at year end (2022: income tax losses $129.1 million and R&D tax credits $23.0 million) for which no deferred tax asset is recognised on the statement of financial position as they are currently not considered probable of realisation. The income tax losses and R&D tax credits have no expiry date and are available indefinitely for offset against future assessable income subject to continuing to meet relevant statutory tests.

Critical accounting estimates and judgements

Deferred tax assets are recognised for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilised.  Significant management judgement is required to determine the amount of deferred tax assets that can be recognised, based upon the likely timing and the level of future taxable profits, together with future tax planning strategies. Management have determined that it is not appropriate to recognise a deferred tax asset until consistent levels of profitability can be demonstrated. The deferred tax asset has been recognised up to the amount of available taxable temporary differences.

Refer above for details regarding unrecognised tax amounts.

Carbon Revolution Limited Page 40

Notes to the financial statements As at 30 June 2023
6	Other notes

6.3	Information about subsidiaries

The table below lists the controlled entities of the Group.

		Country of	% equity interest
Name	Principal activities	incorporation	2023	2022
Carbon Revolution Operations Pty Ltd	Carbon fibre wheels	Australia	100	100
Carbon Revolution Technology Pty Ltd	Carbon fibre wheels	Australia	100	100
Carbon Revolution (USA) LLC	Carbon fibre wheels	United States	100	100
Carbon Revolution (UK) Limited	Carbon fibre wheels	United Kingdom	100	100

6.4	Deed of cross guarantee

Carbon Revolution Limited and Carbon Revolution Operations Pty Ltd are parties to a deed of cross guarantee under which each company guarantees the debts of the other. By entering into the deed dated 25 June 2019, Carbon Revolution Operations Pty Ltd has been relieved from the requirement to prepare a financial report and directors’ report under ASIC Corporations (wholly owned companies) Instrument 2016/785 issued by the Australian Securities and Investments Commission. Refer below for the statement of profit and loss and other comprehensive income for the parties to the deed of cross guarantee for the year ended 30 June 2023:

	2023 $’000	2022 $’000

Sale of wheels	37,477	38,276
Engineering services	530	464
Sale of tooling	253	1,596
Revenue	38,260	40,336
Cost of goods sold	(55,094)	(57,445)
Gross margin	(16,834)	(17,109)

Other income	2,953	4,170
Operational expenses	(2,993)	(2,009)
Research and development expenses	(16,180)	(16,933)
Administrative expenses	(14,824)	(13,242)
Marketing expenses	(1,478)	(1,518)
Capital raising transaction costs	(24,746)	-
Finance costs	(5,502)	(1,390)
Loss before income tax expense	(79,604)	(48,031)
Income tax expense	-	-
Loss for the year after income tax	(79,604)	(48,031)
Other comprehensive income	-	-
Total comprehensive loss for the year, net of tax	(79,604)	(48,031)

Carbon Revolution Limited Page 41

Notes to the financial statements As at 30 June 2023
Refer below for the statement of financial position for the parties to the deed of cross guarantee as at 30 June 2023:

	2023 $’000	2022 $’000
Current assets
Cash and cash equivalents	19,278	22,594
Restricted trust fund	14,677	-
Receivables	6,283	14,397
Contract assets	8,239	5,909
Inventories	22,046	20,042
Other current assets	378	1,587
Total current assets	70,901	64,529
Non-current assets
Property, plant and equipment	62,638	57,616
Right of use asset	7,446	7,564
Intangible assets	16,774	14,364
Total non-current assets	86,858	79,544
Total assets	157,759	144,073

Current liabilities
Payables	15,521	9,502
Borrowings	13,829	18,686
Lease liability	645	579
Contract liability	748	458
Deferred income	1,919	1,028
Provisions	12,957	4,161
Total current liabilities	45,619	34,414
Non-current liabilities
Borrowings	70,833	4,333
Lease liability	7,368	7,461
Contract liability	1,755	323
Deferred income	15,235	5,211
Provisions	1,843	713
Total non-current liabilities	97,034	18,041
Total liabilities	142,653	52,455
Net liabilities	15,106	91,618

Equity
Contributed equity	386,432	383,822
Reserves	7,376	6,894
Accumulated losses	(378,702)	(299,098)
Total equity/ (deficiency in equity)	15,106	91,618

Carbon Revolution Limited Page 42

Notes to the financial statements As at 30 June 2023
6.5	Directors and Key management personnel

	2023 $	2022 $
Compensation by category
Short-term employment benefits	2,211,445	2,195,825
Post-employment benefits	99,352	96,132
	2,310,798	2,291,957

6.6	Transactions with related parties

There were no transactions with related parties in 2023 with other related parties, other than the key management personnel in 6.3 above..

6.7	Parent entity disclosures

As at, and throughout, the financial year ended 30 June 2023 the parent entity of the Group was Carbon Revolution Limited.  The parent entity applied the same accounting policies as the Group.

	2023 $’000	2022 $’000
Results of parent entity
Loss for the year	95,919	48,445
Other comprehensive loss	-	-
Total comprehensive loss for the year	95,919	48,445

Financial position for the parent entity at year end
Current assets	2,565	14,253
Total assets	20,616	106,550
Current liabilities	(22,326)	(12,545)
Total liabilities	(22,326)	(15,433)

Total equity of the parent company comprising of
Contributed equity	386,432	383,822
Reserves	7,384	6,903
Accumulated losses	(395,527)	(299,608)
Total equity/ (deficiency in equity)	(1,710)	91,117

Carbon Revolution Limited Page 43

Notes to the financial statements As at 30 June 2023
6.8	Auditor’s remuneration

The auditor of the Group for the year ended 30 June 2023 is Deloitte Touche Tohmatsu (30 June 2022: Deloitte).

	2023 $	2022 $
Audit Services
Audit and review of the financial report	760,000	152,500
Reaudit of FY21 and FY22 under PCAOB standards for the proposed merger transaction	965,000	-
	1,725,000	152,500

6.9	Unrecognised items

6.9.1	Guarantees

The Group has entered into property lease rental guarantees with a face value of $391,763 (30 June 2022: $391,763).

The Group has agreed to be responsible, on certain terms, for the reasonable costs incurred by SPAC including its costs in complying with and consummating the Scheme Implementation Deed and Business Combination Agreement entered into with Carbon Revolution, if and when SPAC (disregarding any funds contained in the SPAC trust account) no longer has sufficient funds to pay such expenses.

6.9.2	Capital commitments

The Group has capital commitments for manufacturing equipment as at 30 June 2023 totalling $3.6 million (30 June 2022: $7.5 million).

The group has transaction costs commitments relating to the SPAC of $11.9 million on successful completion of the transaction relating to the SPAC. This commitment relates to transaction costs incurred by Twin Ridge which are payable upon the transaction closing, and are payable by the Company if sufficient cash is not available from Twin Ridge as a result of Twin Ridge shareholders redeeming their shares.

6.9.3	Contingent liabilities

Other than the government grant noted in Note 3.7, the Group has no contingent liabilities as at 30 June 2023 (30 June 2022: nil).
6.10	Changes in accounting policies

There were no changes in accounting policies during the financial year.

6.11	Adoption of new and revised Australian Accounting Standards

6.9.1	New and amended Australian Accounting Standards that are effective for the current year

The Group has adopted all the new and revised Standards and Interpretations issued by the Australian Accounting Standards Board (AASB) that are relevant to its operations and effective for an accounting period that begins on or after 1 July 2022.

New and revised Standards and amendments thereof and Interpretations effective for the current year that are relevant to the Group include:

•	AASB 2020-3 Amendments to Australian Accounting Standards – Annual Improvements 2018-2020 and Other Amendments

There was no material impact upon adoption of the new and revised Standards and amendments on the Group's consolidated financial statements.

Carbon Revolution Limited Page 44

Notes to the financial statements As at 30 June 2023
6.9.2	New and revised Australian Accounting standards and interpretations on issue but not yet effective

At the date of authorisation of the financial statements, the Group has not applied the following new and revised Australian Accounting Standards, Interpretations and amendments that have been issued but are not yet effective:
Standard and Interpretation	Effective for annual reporting periods beginning on or after	Expected to be initially applied in the financial year ending

AASB 2020-1 Amendments to Australian Accounting Standards – Classification of Liabilities as Current or Non-Current, AASB 2020-6 Amendments to Australian Accounting Standards – Classification of Liabilities as Current or Non-current – Deferral of Effective Date and AASB 2022-6 Amendments to Australian Accounting Standards – Non-current Liabilities with Covenants

	1 January 2024	30 June 2025
AASB 2021-2 Amendments to Australian Accounting Standards – Disclosure of Accounting Policies and Definition of Accounting Estimates	1 January 2023	30 June 2024
AASB 2021-5 Amendments to Australian Accounting Standards – Deferred Tax related to Assets and Liabilities arising from a Single Transaction	1 January 2023	30 June 2024
AASB 2022-5 Amendments to Australian Accounting Standards – Lease Liability in a Sale and Leaseback	1 January 2024	30 June 2025
AASB 2022-7 Editorial Corrections to Australian Accounting Standards and Repeal of Superseded and Redundant Standards	1 January 2023	30 June 2024

The Directors of the Group do not anticipate that the adoption of above amendments will have a material impact in future periods on the financial statements of the Group. The Directors expect to apply these standards from the effective dates.

6.12	Subsequent events

There has not been any matter or circumstance occurring subsequent to the end of the financial year that has significantly affected, or may significantly affect, the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity in future financial years.

Carbon Revolution Limited Page 45